

TARRAGON CORPORATION

ANNUAL REPORT 2005

Realizing Opportunities in Urban Housing Markets

Financial Highlights

($ in thousands)	2003	2004	**2005**
Net Income	31,194	44,708	**145,791**
Consolidated Revenue	105,186	282,864	**571,934**
Cash and Cash Equivalents, at end of year	21,626	22,066	**38,627**


1.20 1.65 4.71
'03 '04 '05

Earnings Per Share
Fully Diluted
($)


8.5 40.7 165.1
'03 '04 '05

Income from
Continuing Operations
pre-tax
($ in millions)


4.34 6.21 11.95
'03 '04 '05

Book Value
Per Share
($)


202.6 342.7 427.3
'03 '04 '05

Backlog
($ in millions)


153.9 315.5 735.5
'03 '04 '05

Homebuilding
Revenues Including
Unconsolidated
Communities
($ in millions)


457 1,406 3,899
282 942 3,343
'03 '04 '05

Number of Contracts Signed
vs. Number of Homes Closed

contracts signed
homes closed


105.9 355.2 962.7
52.6 215.0 878.2
'03 '04 '05

Contracts Signed
vs. Homes Closed
($ in millions)

contracts signed
homes closed

Prices and per share amounts have been restated to give effect to the February 2003 three-for-two stock split, the January 2004 five-for-four stock split, and the February 2005 three-for-two stock split.



Tarragon is unique among public homebuilders in its target market philosophy, a demand-driven approach built upon the early discovery of urban market trends. We bring a passion for creative development, the capital to promote timely execution, a desire to cooperate with the municipalities in which we operate, and a design and amenity package offering a lifestyle favored by the target market.

To Our Shareholders,

Tarragon's performance in 2005 affirms our strategic transformation into a uniquely successful urban home builder: a 133% year-over-year increase in homebuilding revenue, to $735.5 million (including revenue from unconsolidated properties) and a three-fold increase in net income to $145.8 million, or $4.71 per fully diluted share, over 2004. Most importantly, we expect the upward trend in our performance to continue. What is behind our success, and why are we so optimistic about the future of our business?

Since 2002, we have had the wind to our back in almost everything we did. Over this period we increased our shareholders' equity almost 400% from $74 million to $350 million; our consolidated revenue, over 600%, from $73 million to $572 million; and we increased our investment in homebuilding from $32 million in 2002 to $1.1 billion at year-end 2005. Most importantly, we have used the past several years to create long-term development projects in high demand areas of Florida, New Jersey and Connecticut. These multi-year projects will sustain our growth over the remainder of this decade.

Our breakout growth in 2005 came as several of the "pipeline" projects that have been our focus for the past several years, like the heralded Upper Grand in Hoboken, New Jersey, saw their first move-ins. Going into 2006 we expect that momentum to continue, with homebuilding revenues nearing $1 billion for the year—supported by 46 active communities representing over 8,000 units, which is nearly double 2004 levels.

We develop a wide variety of housing, including traditional/townhome, high/mid-rise, multifamily, active adult, vacation condominiums and condominium conversions. Often, our communities combine residential with retail and other uses. Examples include the 90,000 square foot retail and condominium apartment development on Federal Highway at the southern gateway to Ft. Lauderdale, as well as Teacher's Village, a 400-unit townhouse development in Lauderdale Lakes in Broward County, which will include at least 50 units of low-cost, targeted housing for nurses and teachers. We are also developing plans for a resort, condominium, active adult, golf course and hotel project on over 600 acres adjacent to the Mohegan Sun Casino in Montville, Connecticut and 1,100 additional condominium units in a proposed Phase II of the northwest redevelopment zone in Hoboken, in which we will be creating on our land Hoboken's first public swimming pool and indoor sports and arts facility.

Tarragon's market philosophy emphasizes a demand-driven approach built upon fulfilling the housing needs of urban dwellers and the early discovery of urban market trends. For example, we pioneered luxury residential development in downtown Fort Lauderdale and Fort Myers, acquiring the best sites at attractive prices. Urban populations are defined by their diversity: they are an interacting network of communities that come together based on the ages and stages of life, backgrounds, ethnicity, interests and occupations and lifestyle choices. Tarragon is focused on working with these communities to meet their wants and needs.

We bring to each of our projects a passion for creative development, the capital to permit timely execution and a desire to work with the municipalities in which we operate. By developing underused and often difficult to develop sites, we create housing opportunities in desirable, urban areas, adding to the local tax base while enhancing whole neighborhoods. We have experienced and foresee terrific demand for the variety of creative, complex, high-density developments that we seek out—and that increasingly seek us out.

In the short-term, interest rates and investment perception may seem to be the dominant factors in creating market demand. However, we believe that there is a strong underlying current determining the shape of long-term residential demand. That current is a combination of demographic forces and cultural changes which are working together to create numerous niche market opportunities amid continuing growth in demand for homes in urban areas where we are active and have experience.

By focusing on such areas, we commit ourselves to working in a complex, political and regulatory environment. The inherent difficulties in getting these projects approved and built is an important factor in creating the pent-up demand that makes them profitable once the obstacles to development have been cleared. And it is our capital base and experience that permits us to move projects like these forward.

There is no question that we had a great year—but on everyone's mind is our outlook for the future, particularly given continuing reports of a housing market slowdown.

While overall buyer traffic at our developments remains robust, we have experienced a significant slowdown in certain markets, particularly the West Coast of Florida, where much of the activity had been investor-driven. We are continuing to see good levels of qualified traffic in most other areas of Florida where the level of activity is disappointing only when compared to last year's unusually high levels.

In the Northeast, where we are opening sales offices for three new communities this year, pricing is stable, traffic is brisk and we are not expecting a comparable slowdown in sales levels.

Our confidence in the future is based on the sustained demand for the particular long-term urban developments we create, which demonstrate better than anything else why we believe our outstanding performance of this past year is only a sign of greater things to come.

We sincerely appreciate your support, and look forward to sharing our future successes with you.

William S. Friedman	Robert C. Rohdie	Robert P. Rothenberg
Chairman and Chief Executive Officer	*President and Chief Executive Officer Tarragon Development Corp.*	*President and Chief Operating Officer*

[redacted]

[redacted]

[redacted]



The Northeast







... Palisades Park, NJ; 1118 Adams, Upper Grand, Hoboken, NJ;
... Grove, Warwick, NY

Bringing Life Back to the City

The Northeast is an essential part of Tarragon's future and our premier redevelopment community is well under way in the City of Hoboken. In 1999, Tarragon and a partner were designated as the developers for the Northwest Redevelopment District in Hoboken, an eight-block area that we named Upper Grand. The City's goal was to transform this obsolete industrial warehouse district into a vibrant neighborhood complete with open space and other civic amenities. Our pedestrian-friendly, mid-rise buildings have been designed in varied, urban, row-house style, continuing the traditional architecture and streetscape that have made this city so distinctive.

We are currently pursuing plans for future developments in Warwick and Amenia, New York and in Norwalk, East Haven, Montville, Stratford, Stonington and Stamford, Connecticut.

1118 Adams, Hoboken, NJ

The Upper Grand in Hoboken, New Jersey is the prime example of Tarragon's imaginative development capability. 1118 Adams is the first affordable housing in Hoboken in decades, built to the same high and "green" building standards as our market-price for-sale condominiums. Tarragon's ability to develop affordable housing for the Hoboken market was essential to its designation as the developer of the Northwest Redevelopment District.



1200 Grand, Upper Grand, Hoboken, NJ









Clockwise from top: 900 Monroe, Upper Grand, Hoboken, NJ; Warwick Grove, Warwick, NY; One Hudson Park, Edgewater, NJ

The South









Clockwise from top left: Floresta, Jupiter, FL; Las Olas Riverhouse, Fort Lauderdale, FL; Bordeaux, [illegible], FL; Twelve Oaks at Fenwick Plantation, Charleston, SC

Capturing Market Trends

Since 1996, Tarragon has been actively developing projects in the South, primarily in our core markets in south and central Florida. The trends that underlie our strategy drive our business in Florida: the demographic shift toward an aging and active population, the existence of diverse, high-demand market segments and increasing land scarcity, driving the need for adaptive re-use of previously developed land.

Two of our developments, Bordeaux in Orlando and Alta Mar in Fort Myers, are good examples of the success we have achieved by recognizing and profiting from these trends.

Drawing upon our experience in the local rental markets, Tarragon identified a market segment with significant pent-up demand: two wage-earner working families who prize the time saving convenience of maintenance free condominium living. Bordeaux, aimed at first-time homebuyers, was originally developed by Tarragon as a rental

Bordeaux, Orlando, FL

Bordeaux is located in Ocoee, west of Orlando. Ocoee is adjacent to a major shopping mall. Bordeaux features 10 different floor plans, some with suite-style rooms, fireplaces, large garden tubs and cozy dining nooks. The heavily landscaped property also features controlled gate access, private garages, and a resort-style swimming pool with sauna.



Bordeaux, Ocoee, FL









Clockwise from top left: 210 Watermark, Bradenton, FL; Quarter at Ybor, Tampa, FL; Via Lugano, Boynton Beach, FL

Clockwise from top left: Lofts on Post Oak, Houston, TX; Venetian Bay, Orlando, FL; Mar, Fort Myers, FL; The Exchange, Fort Lauderdale, FL









property in 2000. Due to the demand for new affordable homes in the area, Bordeaux presented an attractive profit opportunity for conversion to condominiums, with a gross profit margin nearing 40%.

Located on Florida's west coast, Alta Mar is a mid-rise, 131-unit condominium complex in Fort Myers that was Tarragon's response to the soaring prices for waterfront condominiums in Naples, 35 miles to the south, and Sarasota, 30 miles to the north.

Downtown Fort Myers was in the early stages of a revitalization that, while retaining what many consider to be its small-town charm, made Alta Mar the perfect location and development opportunity for Tarragon.

A significant proportion of Alta Mar's residents are second-home buyers, many of them retirees (or soon to be) who seek a waterfront community with an active lifestyle.

Alta Mar, Fort Myers

Each unit at Alta Mar has direct water views—a perfect complement to the 100+ boat slip marina (with waterway access to both the Gulf of Mexico and the Atlantic Ocean) that joins the property to the bay. Alta Mar features professional-quality kitchens, oversized balconies and baths with soaking or whirlpool tubs, marble vanities and oversized mirrors with full-spectrum lighting. Sold out prior to completion, all 131 buyers closed their purchases in March and April 2006—within 6 weeks of final completion.



Alta Mar, Fort Myers, FL



Selected Financial Data

Please read the following information along with the Consolidated Financial Statements and Notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. Dollar amounts are in thousands, except per share amounts.

For the Years Ended December 31,	**2005**	2004	2003	2002	2001
OPERATING DATA					
Homebuilding sales revenue	**$ 504,722**	$ 220,465	$ 56,279	$ 26,179	$ 25,950
Rental and other revenue	**67,212**	62,399	48,907	47,572	46,465
Total revenue	**571,934**	282,864	105,186	73,751	72,415
Equity in income of partnerships and joint ventures	**97,295**	21,530	22,476	16,642	7,719
Net gain on sale of real estate:					
Presented in income from continuing operations	**3,808**	378	1,223	1,258	4,994
Presented in discontinued operations, net of income taxes	**41,709**	10,950	23,118	6,540	—
Income from continuing operations	**$ 102,309**	$ 33,348	$ 8,487	$ 712	$ 5,048
Net income	**$ 145,791**	$ 44,708	$ 31,194	$ 5,459	$ 1,229
Earnings per common share—basic[2]					
Income from continuing operations allocable to common stockholders	**$ 3.93**	$ 1.44	$ .35	$ .01	$ .19
Net income allocable to common stockholders	**$ 5.61**	$ 1.94	$ 1.38	$ .21	$ .02
Earnings per common share—assuming dilution[2]					
Income from continuing operations allocable to common stockholders	**$ 3.36**	$ 1.23	$ .31	$ .01	$ .18
Net income allocable to common stockholders	**$ 4.71**	$ 1.65	$ 1.20	$ .21	$ .02

As of December 31,	**2005**	2004	2003	2002	2001
BALANCE SHEET DATA					
Homebuilding inventory	**$1,055,068**	$ 287,353	$ 97,234	$ 31,632	$ 31,412
Real estate held for investment	**122,165**	489,215	395,095	427,989	373,501
Real estate held for sale[1]	**60,713**	21,358	—	7,538	29,232
Investments in and advances to partnerships and joint ventures	**79,173**	48,074	81,764	29,102	31,297
Cash and cash equivalents	**38,627**	22,066	21,626	18,023	8,989
Total assets	**1,495,544**	1,048,291	623,817	540,224	503,770
Notes and interest payable	**906,327**	770,247	471,262	428,926	399,956
Notes and interest payable presented in liabilities related to assets held for sale	**52,641**	20,529	—	—	—
Stockholders' equity	**350,498**	151,683	103,328	73,733	73,118
Book value per common share[2]	**$ 11.95**	$ 6.21	$ 4.34	$ 3.02	$ 2.88

(1) Real estate held for sale in 2004 was one apartment community. Real estate held for sale in 2005 was five apartment communities and nine commercial properties that are reported in Assets Held for Sale in the accompanying December 31, 2005, Consolidated Balance Sheet.

(2) Per share data have been restated to give effect to a 10% stock dividend declared in December 2001, three-for-two stock splits in February 2003 and February 2005, and a five-for-four stock split in January 2004.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements are based on our current expectations, estimates, forecasts, and projections about the industries in which we operate, our beliefs, and assumptions that we have made based on our current knowledge. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of us. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and/or variations of such words and similar expressions are intended to identify our forward-looking statements. These statements are not guarantees of future performance and involve many risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may be materially different from what is expressed or forecast in our forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

The risks, uncertainties, and assumptions that are involved in our forward-looking statements include:

- our ability to identify and secure additional apartment properties and sites that meet our criteria for future acquisition or development;
- an increase in competition for home purchasers and tenants or a decrease in demand by home purchasers and tenants;
- the effects of fluctuating interest rates, and the pricing and availability of construction and mortgage financing;
- our substantial indebtedness and high leverage which could adversely affect our financial health and prevent us from fulfilling our debt service obligations;
- construction delays or cost overruns, either of which may increase project development costs;
- our ability to obtain zoning, occupancy, and other required governmental permits and authorizations;
- opposition from local community or political groups with respect to development or construction at a particular site;
- the adoption, on the national, state, or local level, of more restrictive laws and governmental regulations, including more restrictive zoning, land use, or environmental regulations and increased real estate taxes;
- our ability to generate sufficient cash flow to meet our debt service obligations;
- our ability to sell our older, under-performing properties when necessary for cash flow purposes; and
- general industry, economic, and market conditions particularly with regard to apartment property occupancy, rental growth rates, prevailing rental rates, and competition in the markets where our rental properties are concentrated.

These factors are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed or forecast in our forward-looking statements. In addition, these statements could be affected by local, national, and world economic conditions and political events, including global economic slowdowns and fluctuations in interest and currency exchange rates.

Please read this discussion along with the Consolidated Financial Statements and Notes. Dollar amounts in tables are in thousands.

BUSINESS OVERVIEW

General

We are a homebuilder and real estate developer with over 30 years of experience in the real estate industry. For the past several years, we operated two distinct businesses, a homebuilding and real estate development business and a real estate investment business. We are in the process of winding down our real estate investment business.

Homebuilding Division. Our large projects in urban areas require long lead times. As a result, there is a significant time period between the commencement of a project and receipt of revenue. Revenue from homebuilding sales increased dramatically in 2005 as we completed buildings in some of these projects and, more importantly, rapidly expanded our condominium conversion activities. Revenue and gross profit from our for-sale communities for the past three years are presented below under the caption "Homebuilding Division."

Investment Division. Over the past several years, funds generated by the operation, sale, or refinancing of properties in the investment portfolio financed the growth of our homebuilding and development activities. We measure the performance of the Investment Division primarily by net operating income, which is defined as rental revenue less property operating expenses of both consolidated and unconsolidated stabilized rental apartment communities and commercial properties. Net operating income of our investment portfolio, most of which has been sold or otherwise disposed of, is presented below under the caption "Investment Division."

Revenue. Our revenue is principally derived from:

- Homebuilding sales, which represent sales of condominium homes, townhomes, and developed land reported on either the completed contract or percentage-of-completion method of revenue recognition, as appropriate; and
- Rental revenue from apartment and commercial leases.

Expenses. Our expenses principally consist of:

- Costs of homebuilding sales, which include land, construction costs, construction supervision, marketing, commissions and other selling costs, capitalized interest (including $14.8 million in 2005, $7.7 million in 2004 and $1.4 million in 2003), developer fees, and architectural and engineering fees;
- Property operating expenses, which are costs associated with operating, leasing, and maintaining rental apartment communities and office and retail properties, including payroll and benefit expenses of site-level employees;
- Depreciation of rental apartment communities and office and retail properties; and
- General and administrative expenses, a significant portion of which consists of compensation and benefits and other personnel-related costs.

Other Income and Expenses. Other income and expenses include:

- Interest expense related to mortgages and other debt;
- Equity in income or losses of partnerships and joint ventures, which represents our share of the net income or net loss of unconsolidated partnerships and joint ventures and may include income from distributions received from those entities in excess of our share of their income when we have recovered our investment in them (the source of these distributions is generally proceeds from financings of properties);
- Gain on sales of real estate, which generally consists of gain from sales of properties in our Investment Division and are typically reported in discontinued operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144; and
- Minority interests in income from consolidated partnerships and joint ventures, which consists of our partners' share of gross profit from homebuilding sales or net income or net loss resulting from rental operations and the return on a preferred interest in Tarragon Development Company, LLC.

OUTLOOK

Our Homebuilding Division has experienced rapid growth since its inception. We believe our focus on urban and high density homebuilding will continue to present growth opportunities for us for a number of reasons including:

- our pipeline of future projects which we have built up over the last seven years include a number of large projects in New Jersey, Ft. Lauderdale, Orlando, and Nashville, which are expected to produce substantial revenues over the next five or more years;
- scarcity of suburban land for development and increased restrictions and controls on growth in many areas, channeling a larger share of new construction into urban and other areas where high density housing predominates;
- demographic trends of increased immigration, smaller households, and later marriages tend to favor demand in urban as opposed to other areas;
- smart growth initiatives driven by high fuel costs, environmental considerations, a desire to reduce suburban sprawl, and increasing traffic congestion favor high density residential developments; and
- the recent investment performance of residential real estate and the availability and low cost of mortgage financing resulting in greater demand for home ownership rather than renting.

Sales at five recently opened condominium conversion projects on Florida's west coast, which we believe has been a primarily investor-driven market, have been much slower than anticipated. We have also seen more modest slowdowns in sales activity in other Florida markets, where we believe the level of sales activity is now more in line with historical norms. Nevertheless, we presently anticipate total homebuilding sales revenue, including revenue from unconsolidated properties, will be higher in 2006 than in 2005. We expect gross profit margins for condominium conversion projects to be lower in 2006 than in 2005 in part due to the slowdown in sales activity. We anticipate our overall aggregate gross profit margin on homebuilding sales in 2006 will be comparable to the aggregate gross profit margin reported in 2005, as condominium conversions are expected to represent a smaller portion of homebuilding revenue and gross profit in 2006.

During 2005, we spent $777 million purchasing 16 rental communities with 4,924 apartments (including one with 351 apartments in an unconsolidated partnership) for conversion to condominiums. We also purchased a 204-unit high-rise condominium development under construction for $22 million. In addition, we invested $134 million in buying 19 parcels of land (including eight in unconsolidated joint ventures) for development of low- and mid-rise for-sale communities and an assemblage of approximately 288 acres in Montville, Connecticut, for land development for a mixed use project to include hotels, a golf course, marina, retail, and meeting facilities as well as condominiums and townhomes.

Pursuant to a strategic plan to redeploy capital from the Investment Division to Homebuilding announced in March 2005, we divested over 60% of our Investment Division assets in 2005 and expect to divest substantially all of the remaining Investment Division assets in 2006. As a result, revenues, expenses, and cash flows from rental operations declined in 2005 and are expected to decline further in 2006. Cash proceeds from this capital redeployment plan have been and will be used to expand our homebuilding operation, reduce debt, and repurchase common stock. We categorize our Investment Division properties into three groups: non-core properties, core properties, and properties to be held.

Commercial properties and apartment communities located outside of our core markets or that are otherwise inefficient for us to manage were identified as non-core properties. We sold 16 non-core properties with 2,583 apartments and 360,000 square feet of commercial space in 2005. In connection with these sales, we reduced consolidated debt by $77.2 million, generated net cash proceeds of $64.6 million, and recognized gains totaling $67.3 million. See discussion below under "Sales of Consolidated Properties." We have classified as held for sale five apartment communities with 948 units and nine commercial properties with 782,000 square feet. These properties are classified as assets held for sale as of December 31, 2005, and their operating results are presented in discontinued operations in the Consolidated Statements of Income for the years ended December 31, 2005, 2004, and 2003. We currently have three apartment communities with 460 units under contract of sale for an aggregate $28.2 million and sold one 184-unit apartment community for $16.4 million in January 2006. We also have three commercial properties with 282,000 square feet under contract for an aggregate sale price of $14.6 million and sold one commercial property with 63,000 square feet for $4.7 million in February 2006. Non-core properties also include eight apartment communities with 1,585 units we plan to sell or contribute to an unconsolidated joint venture in which we will retain an interest. Although we have not yet implemented a plan of disposal, as defined in SFAS No. 144, and, therefore, have not classified these properties as assets held for sale, we presently intend to dispose of these properties.

Core properties include 25 apartment communities with 6,179 units located in our core markets that we believe have rental growth opportunities and are efficient to manage. In November 2005, we contributed our interests in eleven consolidated properties and three unconsolidated properties to Ansonia Apartments, L.P., an unconsolidated partnership, in exchange for an increased ownership interest in Ansonia. Simultaneously, Ansonia closed a $391 million non-recourse structured financing secured by first and second lien mortgages on 23 of its properties and pledges of equity interests in the property-owning entities. After transaction costs and repayment of existing debt, this financing generated $70 million of net cash proceeds. We received a distribution of $64 million, representing our share of the net proceeds, from Ansonia. This transaction reduced consolidated debt by $172 million and generated income from distributions in excess of our investment in Ansonia of $63 million. We intend to continue to manage and hold an interest in our core properties.

Properties to be held have been identified as those with development or value-added condominium conversion potential or, in the case of Orlando Central Park, because we use one of the buildings for our Orlando regional office. During 2005, nine apartment communities with 2,583 units targeted for condominium conversion were transferred to the Homebuilding Division.

Five of our rental apartment communities located in Florida suffered damage from Hurricane Wilma in October 2005. These five properties are in the Homebuilding Division and undergoing conversion to condominiums. Damage to the properties primarily consisted of water intrusion or roof damage and damage to landscaping. Total costs to repair or replace this damage is estimated to be approximately $440,000, of which approximately $131,000 has been paid to date. Property maintenance staff, working in conjunction with contractors, have now largely restored the properties to their pre-storm condition.

FACTORS AFFECTING COMPARABILITY OF RESULTS OF OPERATIONS

Consolidation of One Las Olas, Ltd. One factor that may affect the comparability of our results is the consolidation of One Las Olas, Ltd., in January 2004 pursuant to the Financial Accounting Standards Board's ("FASB") Interpretation 46-R, "Consolidation of Variable Interest Entities," or "FIN 46R." Consolidated homebuilding sales revenue for the years ended December 31, 2005 and 2004, included $56.8 million and $51.9 million, respectively, of revenue from One Las Olas. In January 2005, we bought out our partners' interests in this partnership for $14.8 million.

Segment Results. Segment results for our Homebuilding and Investment Divisions include revenue generated by both consolidated entities and unconsolidated entities. Therefore, the revenues reflected in the segment results are not fully comparable with our consolidated results. Reconciliations of segment revenue to consolidated revenue are presented in NOTE 14. "SEGMENT REPORTING" in the accompanying Notes to Consolidated Financial Statements.

Distributions in Excess of Investment in Unconsolidated Entities. Distributions in excess of investment in our unconsolidated entities are primarily related to distributions by those entities resulting from non-recourse refinancing proceeds where we have recovered our investment in those entities. If an unconsolidated entity becomes consolidated, we will no longer recognize the receipt of cash in excess of our share of income from that entity as income.

Accounting for Inter-segment Property Transfers. Prior to January 1, 2004, when a property was transferred from our Investment Division to our Homebuilding Division (such as in connection with a condominium conversion), we recorded in our segment results an intercompany sale at the estimated fair value of that property at the time of the sale, which could differ from the property's carrying value at the time. The calculation of the cost of sales related to a subsequent sale of that property (or condominium units) by our Homebuilding Division would then be based on that estimated fair value. The same was true for a transfer of a property from our Homebuilding Division to our Investment Division, with the depreciation expense associated with the transferred property being based on the fair value at the time of transfer rather than the carrying value. Gains on transfers of assets between segments do not represent gains recognizable in accordance with United States generally accepted accounting principles ("GAAP") and, accordingly, are eliminated for purposes of consolidated reporting. Beginning with the first quarter of 2004, we began recording each inter-segment property transfer at the property's carrying value. Nevertheless, since we still own a number of properties that were transferred prior to January 1, 2004, our segment results will continue to include depreciation expense and costs of homebuilding sales based on these intercompany transfers at the properties' fair values for some future periods.

Percentage-of-Completion Revenue Recognition. Because the percentage-of-completion method of revenue recognition requires us to recognize revenue from sales of homes prior to the closing of such sales, the timing of revenue generated by projects using the percentage-of-completion method will not be comparable to the timing of revenue generated by projects using the closing method. See "Critical Accounting Policies and Estimates—Revenue Recognition."

Rental Properties in "Lease-up." Rental properties that have not yet been stabilized typically have lower rental revenues and net operating income (or operating losses) than rental properties that are stabilized. Trends in our results of operations from period to period may not be comparable when we have a number of properties in lease-up. However, once a property has been stabilized, the results for that property for a period in which it is stabilized will likely be markedly better than the results for that property during lease-up, which may also affect trends in our results of operations. Where possible, when we make comparisons between periods, we segregate the results of properties that were in lease-up in either or both of the two periods to better illustrate the trends in our results of operations.

CONSOLIDATED RESULTS OF OPERATIONS

2005 Compared to 2004

Total consolidated revenue in 2005 was $571.9 million, or twice the amount for the prior year. Substantially all the increase was attributable to greater homebuilding sales. We expect homebuilding sales revenue to continue to increase as more communities under development and in our pipeline, especially in the Northeast, begin to generate revenue. See the tables that summarize homebuilding sales and present our active projects, including backlog of homes sold, not closed, and our development pipeline below under the caption "Homebuilding Division."

Rental revenue increased $4.9 million, or 8%, for the year ended December 31, 2005, compared to the same period in 2004. This increase is attributable to two apartment communities acquired in February 2005 and one apartment community acquired in May 2004. These three properties along with eight other consolidated properties were contributed to an unconsolidated partnership in November 2005 and will no longer be reported in our consolidated revenue. Rental revenue for these eleven properties in 2005 was $26.2 million.

Income from continuing operations increased more than three-fold to $102.3 million in 2005 compared to $33.3 million in 2004. Gross profit from homebuilding sales contributed $64.5 million of this increase. Equity in income of partnerships and joint ventures increased $75.8 million, of which $60 million was income from distributions in excess of investment in Ansonia in connection with its November 2005 financing of 23 properties, and the remainder resulted from our share of gross profit from homebuilding sales of unconsolidated partnerships and joint ventures. These increases were partially offset by higher income tax expense: $62.8 million in 2005 compared to $7.4 million in 2004. Additionally, in 2005, we incurred costs of $7.2 million associated with the conversion of $54.25 million of senior convertible notes into 4,432,181 shares of our common stock and $9.4 million in connection with the early repayment of a participating loan.

During 2005, we recognized gains on sale of real estate of $71.1 million (net of income taxes of $25.6 million), including those presented in discontinued operations in accordance with SFAS No. 144. In 2004, we recognized $18.4 million in gains on sale of real estate (net of income taxes of $7.1 million), including those presented in discontinued operations. See "Sales of Consolidated Properties" below.

Operating Results of Consolidated Rental Properties. At December 31, 2005, our consolidated rental properties presented in continuing operations included rental communities with 1,785 apartments (excluding 948 units in assets held for sale and presented in discontinued operations) and one commercial property with 102,000 square feet (excluding 782,000 square feet in assets held for sale and presented in discontinued operations). The following table summarizes aggregate property level revenue and expenses for our consolidated rental properties presented in continuing operations for the years ended December 31, 2005 and 2004. The revenue and expenses below exclude management fee and other revenue and interest expense on corporate debt.

For the Years Ended December 31,	2005	2004	Change
Rental revenue	**$ 66,483**	$ 61,573	$ 4,910
Property operating expenses	**(33,904)**	(32,301)	(1,603)
Interest expense	**(12,686)**	(16,706)	4,020
Depreciation expense	**(11,033)**	(14,307)	3,274
	$ 8,860	$ (1,741)	$10,601

The following table illustrates the impact on the change between 2004 and 2005 resulting from properties targeted for conversion to condominium homes for sale on the revenues and expenses of our consolidated rental properties:

	Condominium Conversions	Other Changes	Total
Rental revenue	$ (45)	$ 4,955[2]	$ 4,910
Property operating expenses	412	(2,015)[2]	(1,603)
Interest expense	2,849	1,171[1]	4,020
Depreciation expense	2,134	1,140[2]	3,274
	$5,350	$ 5,251	$10,601

(1) Increase is primarily due to increase in interest rates on variable rate debt.
(2) Increase is primarily due to the acquisition of two properties in 2005 and one property in 2004.

Equity in Income of Unconsolidated Partnerships and Joint Ventures. The following table summarizes the components of equity in income of unconsolidated partnerships and joint ventures for 2005 and 2004:

For the Years Ended December 31,	2005	2004	Change
Homebuilding operations			
Homebuilding sales revenue	**$ 230,806**	$ 95,031	$135,775
Costs of homebuilding sales	**(160,859)**	(65,681)	(95,178)
Gross profit from homebuilding sales	**69,947**	29,350	40,597
Rental property operations			
Rental revenue	**36,154**	35,864	290
Property and other operating expenses	**(17,752)**	(17,212)	(540)
Interest expense (including $16,954 of prepayment penalties and the write-off of deferred borrowing costs in connection with Ansonia's November 2005 refinancing of 23 properties)	**(30,504)**	(12,630)	(17,874)
Depreciation expense	**(6,018)**	(6,096)	78
Mortgage banking income	**916**	—	916
Discontinued operations	**(613)**	1,732	(2,345)
Elimination of management and other fees paid to Tarragon	**1,672**	1,456	216
Outside partners' interests in income of joint ventures	**(33,014)**	(15,588)	(17,426)
Overhead costs associated with investments in joint ventures	**(1,404)**	—	(1,404)
Performance-based compensation related to homebuilding projects of unconsolidated partnerships and joint ventures	**(2,757)**	—	(2,757)
Distributions in excess of investment	**64,866**	5,816	59,050
Loss in excess of investment unrecognized	**15,452**	—	15,452
Impairment (loss) recovery	**350**	(1,162)	1,512
Equity in income of partnerships and joint ventures	**$ 97,295**	$ 21,530	$ 75,765

Gross profit from homebuilding sales was generated by The Grande and The Hamptons, two condominium conversion projects acquired in 2004 by unconsolidated joint ventures, and XII Hundred Grand and XIII Hundred Grand, two of our Hoboken, New Jersey, projects. See the table below in "Homebuilding Division" for revenue and gross profit reported by each of these projects.

Discontinued operations include the operations and gain or loss on sale of Prospect Park, the only property of the Sacramento Nine joint venture, which was sold in December 2004, and Arbor Glen, the sole property of Larchmont Associates, which was sold in January 2005. In the fourth quarter of 2004, we recorded a $1.2 million impairment charge to write down the carrying value of our investment in Larchmont, which included $1.3 million of advances made during 2004, to our share of the estimated net sale proceeds. In 2005, we recovered $350,000 of this impairment loss upon the closing of the sale.

When we compute equity in income of partnerships and joint ventures, we eliminate intercompany items, including management fees the joint ventures pay us and interest on advances we have made to joint ventures.

The increase in outside partners' share of income of joint ventures is primarily attributable to our partners' share of the gross profit reported by The Grande, The Hamptons, XII Hundred Grand, and XIII Hundred Grand.

Distributions in excess of investment are primarily related to the distribution of financing proceeds of Ansonia, in which we have recovered our investment, in connection with its November 2005 financing of 23 properties.

Loss in excess of investment unrecognized is related to Ansonia. In accordance with the Accounting Principles Board's Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," we have discontinued recording our share of Ansonia's losses (caused by prepayment penalties associated with its November 2005 refinancing of 23 properties) because our investment balance is zero and we have not guaranteed Ansonia's obligations.

In addition, our equity in income of unconsolidated partnerships and joint ventures was affected during the periods presented above by:

- the consolidation of one property in September 2004 and one property in November 2005; and
- the deconsolidation of 11 apartment communities contributed to Ansonia in November 2005.

The following table presents the effect of these items on the unconsolidated entities' property level revenue and expenses for 2005 and 2004:

	Properties Consolidated in 2004 and 2005[1]	Properties Deconsolidated in 2005[2]	Other Changes	Total
Rental revenue	$(2,739)	$2,445	$ 584	$ 290
Property and other operating expenses	(1,360)	1,466	(646)	(540)
Interest expense	(779)	3,762	(20,857)[3]	(17,874)
Depreciation expense	(619)	545	152	78
	$(5,497)	$8,218	$(20,767)	$(18,046)

(1) Merritt 8 and Vineyard at Eagle Harbor were consolidated in September 2004 and November 2005, respectively, due to buyout of our partners' interests.
(2) Eleven apartment communities were deconsolidated in November 2005 after being contributed to Ansonia.
(3) The increase in interest expense resulted from prepayment penalties and the write-off of deferred borrowing costs in connection with the refinancing of 23 properties.

Management's Discussion and Analysis *of Financial Condition and Results of Operations (continued)*

Provision for Estimated Losses. We recorded a $1.6 million reserve in the third quarter of 2005 for the full amount of a note receivable in connection with the 2002 sale of English Village Apartments in Memphis, Tennessee, when the borrower, a non-profit affordable housing developer, notified us he would no longer be making payments under the terms of the note.

General and Administrative Expenses. Corporate general and administrative expenses increased $4.6 million, or 28%, for 2005 compared to 2004 primarily due to investment banking advisory fees of $2.4 million in 2005 related to the Investment Division properties disposition strategy and fees of $643,000 related to the conversion of convertible notes to common stock in the third quarter of 2005. We wrote off $1.4 million in pursuit costs for projects that we abandoned.

Property general and administrative expenses increased by $713,000, or 16%, for 2005 compared to 2004, primarily due to property management personnel additions and compensation increases. Our property management team oversees the Investment Division properties and the initial lease-up of newly constructed rental apartment communities and provides property management services to rental apartment communities under conversion to condominiums.

Corporate Interest. Corporate interest increased $2.6 million in 2005 compared to 2004. In 2005, interest expense on our senior convertible notes, issued in 2004, increased $9.4 million. This interest included the premium paid and the write-off of deferred financing expenses totaling $7.2 million upon the conversion of $54.25 million of the convertible notes to common stock in the third quarter of 2005. Interest expense on $65 million of unsecured subordinated notes issued in 2005 resulted in an increase of $2.6 million. These increases are partially offset by a decrease of $9.9 million resulting from interest capitalized on development projects.

2004 COMPARED TO 2003

For the year ended December 31, 2004, total consolidated revenue was $282.9 million, compared to $105.2 million in 2003. This increase is mostly attributable to the increase in homebuilding sales. The consolidation of Las Olas River House in January 2004 resulted in a $51.9 million increase in consolidated homebuilding sales revenue in 2004. In 2003, Las Olas River House was unconsolidated and reported $97.6 million in homebuilding sales revenue.

Rental revenue increased $13.6 million, or 28.3%, for the year ended December 31, 2004, as compared to the same period of 2003. As presented below under "Operating Results of Consolidated Rental Properties," four rental apartment communities consolidated in January 2004 as a result of our adoption of the provisions of FIN 46R contributed an increase of $12.2 million of this increase. Rental apartment communities in lease-up during one or both periods presented contributed a $1.9 million to the increase in rental revenue.

Income from continuing operations was $33.3 million for the year ended December 31, 2004, compared to $8.5 million for the year ended December 31, 2003. Gross profit from homebuilding sales increased $35.3 million. Equity in income of partnerships and joint ventures decreased $946,000 chiefly due to $16.3 million recognized in 2003 as our share of the gross profit on home sales of Las Olas River House which was consolidated in January 2004 as a result of our adoption of the provisions of FIN 46R. This decrease was partially offset by our share of gross profit totaling $12.8 million recognized in 2004 on home sales of XII Hundred Grand and XIII Hundred Grand.

During the year ended December 31, 2004, we recognized gains on sale of real estate totaling $18.4 million, including those presented in discontinued operations in accordance with SFAS No. 144. During 2003, gains on sale, including those presented in discontinued operations, were $24.3 million. During 2004, we also sold our interest in Ninth Street Development, which had development rights for land in Hoboken, New Jersey, for $2.2 million and recognized a gain of $1.7 million. See "Sales of Consolidated Properties."

Operating Results of Consolidated Rental Properties. At December 31, 2004, our consolidated rental properties included rental communities with 6,796 apartments (excluding 3,399 units sold or in assets held for sale and presented in discontinued operations) and one commercial property with 152,000 square feet (excluding 1.1 million square feet sold or in assets held for sale and presented in discontinued operations). The following tables summarize aggregate property level revenues and expenses for our consolidated rental properties presented in continuing operations for the years ended December 31, 2004 and 2003. The revenue and expenses below exclude management fee and other revenue and interest expense on corporate debt.

For the Years Ended December 31,	2004	2003	Change
Rental revenue	$ 61,573	$ 47,985	$13,588
Property operating expenses	(32,301)	(26,168)	(6,133)
Interest expense	(16,706)	(16,570)	(136)
Depreciation expense	(14,307)	(12,065)	(2,242)
	$ (1,741)	$ (6,818)	$ 5,077

The results of operations of our consolidated rental properties were affected during the periods presented above by:

- the consolidation of four apartment communities in January 2004 in connection with the adoption of the provisions of FIN 46R;
- the acquisition of one apartment community in 2004;
- the effect of three apartment communities undergoing conversion to condominiums for sale; and
- the results of operations of properties in lease-up.

The following tables illustrate the effects of these items on the various components of the results of operations of our consolidated rental properties for the years ended December 31, 2004 and 2003:

	Properties Consolidated in January 2004[1]	Property Acquired	Condominium Conversions	Properties in Lease-up[2]	Other Changes	Total
Rental revenue	$12,185	$1,017	$(1,491)	$1,860	$ 17	$13,588
Property operating expenses	(5,600)	(674)	941	(585)	(215)	(6,133)
Interest expense	(3,702)	(377)	4,117[3]	(371)	197	(136)
Depreciation expense	(2,971)	(210)	—	(235)	1,174[4]	(2,242)
	$ (88)	$ (244)	$ 3,567	$ 669	$1,173	$ 5,077

(1) Includes four apartment communities owned by joint ventures consolidated on January 1, 2004, in connection with the adoption of the provisions of FIN 46R.

(2) Includes two recently completed properties in lease-up during one or both periods presented.

(3) This decrease in interest expense is the result of prepayment penalties totaling $3.1 million and $241,000 of deferred financing expenses written off upon the repayment of two mortgages secured by Pine Crest Apartments in the first quarter of 2003. The mortgages were repaid in connection with the closing of a $25 million loan to finance the condominium conversion of this property.

(4) This decrease in depreciation expense is primarily due to $1.1 million recorded in the second quarter of 2003 upon the reclassification of two properties to real estate held for investment for the period during which they were classified as held for sale.

Management's Discussion and Analysis *of Financial Condition and Results of Operations (continued)*

Equity in Income of Unconsolidated Partnerships and Joint Ventures. The following table summarizes the components of equity in income of unconsolidated partnerships and joint ventures for the years ended December 31, 2004 and 2003:

For the Years Ended December 31,	2004	2003	Change
Homebuilding operations			
Homebuilding sales revenue	$ 95,031	$ 97,583	$ (2,552)
Costs of homebuilding sales	(65,681)	(77,381)	11,700
Gross profit from homebuilding sales	29,350	20,202	9,148
Rental property operations			
Rental revenue	35,864	45,886	(10,022)
Property and other operating expenses	(17,212)	(23,737)	6,525
Interest expense	(12,630)	(17,170)	4,540
Depreciation expense	(6,096)	(8,835)	2,739
Discontinued operations	1,732	(1,477)	3,209
Elimination of management and other fees paid to Tarragon	1,456	4,325	(2,869)
Outside partners' interests in income of joint ventures	(15,588)	(5,525)	(10,063)
Distributions in excess of investment	5,816	9,120	(3,304)
Impairment loss	(1,162)	(313)	(849)
Equity in income of partnerships and joint ventures	$ 21,530	$ 22,476	$ (946)

Homebuilding operations in 2003 consisted of income from Las Olas River House. Due to the application of FIN 46R, Las Olas was consolidated in January 2004. Homebuilding operations for 2004 were reported by The Grande, a condominium conversion project acquired in September 2004 by Delancy Square, L.L.C., and XII Hundred Grand and XIII Hundred Grand, two of our Hoboken, New Jersey, projects.

Four rental apartment communities held by variable interest entities were consolidated in 2004 pursuant to FIN 46R. Equity in income of unconsolidated partnerships and joint ventures for 2003 included a loss of $1.4 million, which represented Tarragon's share of the losses reported by these entities during the period the recently completed properties owned by these entities were in lease-up. In 2003, rental revenues for these properties were $9.9 million, and property operating expenses were $6 million.

Distributions in excess of investment are primarily related to distributions of financing proceeds of joint ventures in which we have recovered our investment. In these situations, the joint ventures' debt is non-recourse to Tarragon, and Tarragon has not committed to fund any cash flow deficits of the joint ventures. Income from distributions in excess of investment decreased by $3.3 million for the year ended December 31, 2004 as compared to the same period of 2003. In 2003, Ansonia Apartments, L.P., and Ansonia Liberty, L.L.C., made distributions of proceeds from refinancings totaling $7.6 million. In 2004, Ansonia Apartments, L.P., made distributions of proceeds from financings of $4.4 million.

In the fourth quarter of 2004, Larchmont Associates, L.P., agreed to sell Arbor Glen Apartments for less than its investment in Larchmont, which included $1.3 million of advances made during 2004. Accordingly, we recorded a $1.2 million impairment charge to write down the carrying value of our investment to our share of the estimated net sale proceeds in the fourth quarter of 2004. The sale closed in early 2005.

General and Administrative Expenses. Corporate general and administrative expenses increased $3.2 million for 2004 compared to 2003 primarily due to personnel additions and compensation increases relating to expanded homebuilding activities. Please see the discussion below under "Homebuilding Division." Additionally, we had a $600,000 increase in accounting and consulting fees related to compliance with Rule 404 of the Sarbanes-Oxley Act.

We have also added personnel in our property management group to handle the increased responsibilities relative to condominium conversions, which has resulted in an increase in property general and administrative expenses of $667,000 for 2004 compared to 2003.

Corporate Interest. Corporate interest increased $1.5 million for 2004 compared to 2003 primarily due to interest expense on the senior convertible notes issued in September and November 2004.

SALES OF CONSOLIDATED PROPERTIES

The following table summarizes sales of consolidated properties during the last three years. Except for the land sales in 2004 and 2005, the sale of three buildings at Orlando Central Park in 2005, and the sale of a portion of Northwest O'Hare Office Building in 2003, the gains on sale were presented in discontinued operations.

Date of Sale	Property	Sale Price	Net Cash Proceeds	Gain on Sale
2005:				
Jan-05	Woodcreek Garden Apartments	$ 38,750	$ 16,009	$ 14,762
Feb-05	Fort Worth, Texas, Land	2,225	624	—
Mar-05	Sarasota, Florida, Land	40,000	20,703	2,229
Jun-05	Orlando Central Park—Two Bldgs.	1,641	698	342
Aug-05	Courtyard at the Park Apartments	11,100	5,665	5,989
Aug-05	Martin's Landing Apartments	12,750	5,125	6,852
Aug-05	Paramus 17 North Shopping Center	15,000	6,814	7,806
Aug-05	Stewart Square	7,950	3,624	5,322
Sep-05	Charlotte, North Carolina, Land	76	74	50
Sep-05	Jackson Square Shopping Center	875	782	—
Sep-05	Morningside Apartments	4,693	1,893	1,932
Sep-05	Palm Court Apartments	11,150	4,619	7,460
Sep-05	Times Square	1,250	1,161	763
Oct-05	Somerset Park Apartments	8,250	7,697	—
Nov-05	Acadian Place Apartments	3,101	31	—
Dec-05	The Regents Apartments	15,500	6,094	8,658
Dec-05	Emerson Center—Office and Retail	10,125	2,624	5,812
Dec-05	Mission Trace Apartments	4,800	783	1,970
Dec-05	Orlando Central Park—One Bldg.	2,900	1,633	1,187
		192,136	86,653	71,134

(continued)

Management's Discussion and Analysis *of Financial Condition and Results of Operations (continued)*

Date of Sale	Property	Sale Price	Net Cash Proceeds	Gain on Sale
2004:				
Mar-04	Forest Ridge Land	$ 850	$ 510	$ 378
Jun-04	Landmark Apartments	4,780	693	2,666
Oct-04	Cross Creek Apartments	3,745	959	2,587
Dec-04	Forest Oaks Apartments	4,005	980	502
Dec-04	Antelope Pines Apartments	28,150	10,647	10,925
Dec-04	Kirklevington Apartments	3,800	917	1,308
		45,330	14,706	18,366
2003:				
Jan-03	Prado Bay Apartments	10,315	4,119	5,107
Jan-03	Newport Apartments	10,000	4,106	2,013
Jan-03	Northwest O'Hare Office Bldg.	3,000	2,748	1,223
Feb-03	Briarwest Shopping Center	3,100	1,426	1,098
Mar-03	Holly House Apartments	3,017	1,186	1,005
Jul-03	Diamond Loch Apartments	4,250	652	1,256
Sept-03	Marina Park Apartments	10,300	5,931	6,111
Dec-03	Bay West Apartments	12,650	4,076	6,528
		56,632	24,244	24,341
		$294,098	$125,603	$113,841

In December 2004, we recorded an impairment loss of $733,000 to write down the carrying value of the land in Fort Worth, Texas, to its then estimated fair value less costs of sale. No loss was incurred upon the sale in February 2005 in excess of the impairment loss. In the third and fourth quarters of 2005, we recorded impairment losses of $308,000 for Jackson Square Shopping Center, $557,000 for Somerset Park Apartments, $189,000 for Park 20 Office Park, and $384,000 for Acadian Place Apartments. These were recorded to write down their carrying values to estimated fair values less costs of sale. As presented above, all of these properties except Park 20 Office Park were sold in 2005.

HOMEBUILDING DIVISION

As stated previously, results for our segments do not distinguish between revenues of consolidated and unconsolidated properties. Therefore, revenue and gross profit or loss from homebuilding sales presented below includes both consolidated and unconsolidated homebuilding projects.

	2005		2004		2003	
For the Years Ended December 31,	**Units**	**Dollars**	Units	Dollars	Units	Dollars
Revenue recognized on the closing method by community						
Consolidated communities						
5600 Collins	—	$ —	—	$ —	21	$ 6,277
Arlington Park	**76**	**19,330**	—	—	—	—
The Bordeaux	**103**	**17,074**	—	—	—	—
Central Park at Lee Vista	**86**	**14,925**	—	—	—	—
Cordoba Beach Park	**69**	**22,953**	—	—	—	—
Georgetown at Celebration	**315**	**75,192**	—	—	—	—
Montreux at Deerwood Lake	**207**	**35,254**	—	—	—	—
Pine Crest Village I	—	—	17	4,759	122	26,452
Pine Crest Village II	**11**	**2,356**	105	25,914	—	—
The Quarter at Ybor City	**208**	**35,923**	—	—	—	—
Southampton Pointe	**94**	**18,165**	—	—	—	—
Tuscany on the Intracoastal	**61**	**17,245**	219	55,269	6	1,213
Venetian Bay Village I	—	—	29	4,196	133	18,702
Venetian Bay Village II & III	**206**	**32,307**	72	10,536	—	—
Warwick Grove	**19**	**10,695**	—	—	—	—
Waterstreet at Celebration	**36**	**9,271**	195	35,677	—	—
Yacht Club on the Intracoastal	**377**	**106,834**	—	—	—	—
Land development	**93**	**9,000**	126	5,687	42	3,635
	1,961	**426,524**	763	142,038	324	56,279
Unconsolidated communities						
The Grande	**260**	**49,739**	103	17,560	—	—
The Hamptons	**641**	**130,440**	—	—	—	—
Lofts on Post Oak	**35**	**12,060**	—	—	—	—
	936	**192,239**	103	17,560	—	—
Total revenue recognized on the closing method	**2,897**	**618,763**	866	159,598	324	56,279

(continued)

Management's Discussion and Analysis *of Financial Condition and Results of Operations (continued)*

	2005		2004		2003	
For the Years Ended December 31,	**Units**	**Dollars**	Units	Dollars	Units	Dollars
Revenue recognized on the percentage-of-completion method by community						
Consolidated communities						
Alta Mar[1]	**19**	**$ 21,395**	112	$ 26,532	—	$ —
Las Olas River House[2]	**46**	**56,803**	19	51,895	—	—
	65	**78,198**	131	78,427	—	—
Unconsolidated communities						
Las Olas River House[2]	**—**	**—**	—	—	186	97,583
XII Hundred Grand[3]	**24**	**31,908**	135	38,512	—	—
XIII Hundred Grand[3]	**1**	**6,659**	117	38,959	—	—
	25	**38,567**	252	77,471	186	97,583
Total revenue recognized on the percentage-of-completion method	**90**	**116,765**	383	155,898	186	97,583
Total homebuilding sales revenue	**2,987**	**$735,528**	1,249	$315,496	510	$153,862

For the Years Ended December 31,	**2005**	2004	2003
Gross profit (loss) on homebuilding sales revenue recognized on the closing method by community			
Consolidated communities			
5600 Collins	**$ —**	$ —	$ (1,571)
Arlington Park	**4,214**	—	—
The Bordeaux	**6,539**	—	—
Central Park at Lee Vista	**7,895**	—	—
Cordoba Beach Park	**2,961**	—	—
Georgetown at Celebration	**18,272**	—	—
Montreux at Deerwood Lake	**6,275**	—	—
Pine Crest Village I	**—**	1,422	9,960
Pine Crest Village II	**923**	6,919	—
The Quarter at Ybor City	**5,317**	—	—
Southampton Pointe	**3,433**	—	—
Tuscany on the Intracoastal	**4,511**	11,756	218
Venetian Bay Village I	**—**	538	1,167
Venetian Bay Village II & III	**3,296**	1,622	—
Warwick Grove	**1,508**	—	—
Waterstreet at Celebration	**2,613**	6,422	—
Yacht Club on the Intracoastal	**27,243**	—	—
Land development	**1,609**	147	74
	96,609	28,826	9,848

(continued)

For the Years Ended December 31,	2005	2004	2003
Gross profit (loss) on homebuilding sales revenue recognized on the closing method by community *(continued)*			
Unconsolidated communities			
The Grande	**$ 14,060**	$ 3,776	$ —
The Hamptons	**40,567**	—	—
Lofts on Post Oak	**—**	—	—
	54,627	3,776	—
Total gross profit on homebuilding sales revenue recognized on the closing method	**151,236**	32,602	9,848
Gross profit on homebuilding sales revenue recognized on the percentage-of-completion method by community			
Consolidated communities			
Alta Mar[1]	**4,067**	8,862	—
Las Olas River House[2]	**9,047**	7,498	—
	13,114	16,360	—
Unconsolidated communities			
Las Olas River House[2]	**—**	—	20,202
XII Hundred Grand[3]	**12,750**	14,875	—
XIII Hundred Grand[3]	**2,570**	10,699	—
	15,320	25,574	20,202
Total gross profit on homebuilding sales revenue recognized on the percentage-of-completion method	**28,434**	41,934	20,202
Total gross profit on homebuilding sales	**$179,670**	$74,536	$30,050

(1) At December 31, 2005, 100% of the homes were under firm contracts totaling $49.1 million, and construction was 98% complete.

(2) At December 31, 2005, 87% of the homes had either closed or were under firm contracts totaling $210.5 million, and construction was 98% complete. Through December 31, 2005, we closed sales of 247 homes totaling $201.6 million. We have recorded deferred revenue from these closings of $4.1 million which will be recognized as completion of the project progresses. Through December 31, 2003, this was an unconsolidated project. In January 1, 2004, we began reporting Las Olas River House as a consolidated project in connection with the adoption of the provisions of FIN 46R. Gross profit reported in 2004 is before interest on advances from Tarragon, which is eliminated upon consolidation. In January 2005, we acquired the interests of Richard Zipes and his affiliates in this joint venture.

(3) At XII Hundred Grand, all homes and one commercial unit have closed with contracts totaling $72.1 million, and construction was 98% complete at December 31, 2005. We have recorded deferred revenue from these closings of $1.7 million which will be recognized as completion of the project progresses. At XIII Hundred Grand, all homes and two commercial units have closed with contracts totaling $45.9 million, and construction was 99% complete at December 31, 2005. We have deferred revenue from these closings of $253,000 which will be recognized as completion of the project progresses.

Management's Discussion and Analysis *of Financial Condition and Results of Operations (continued)*

The following table presents homebuilding sales revenue for both consolidated and unconsolidated communities by product type.

For the Years Ended	High- and Mid-rise Developments	Condominium and Townhome Conversions	Townhome and Traditional New Developments	Land Development	Total
December 31, 2005	**$116,765**	**$547,431**	**$62,332**	**$9,000**	**$735,528**
December 31, 2004	$155,898	$ 139,179	$ 14,732	$5,687	$ 315,496
December 31, 2003	$ 97,583	$ 33,942	$ 18,702	$3,635	$ 153,862

Home sales were $735.5 million in 2005, up from $315.5 million in 2004 and $153.9 million in 2003. Home sales recognized under the percentage-of-completion method were $116.8 million in 2005, $155.9 million in 2004, and $97.6 million in 2003. Gross profit net of selling expenses on home sales was 24% in 2005 and 2004 and 20% in 2003. Net of minority interests in consolidated home sales and outside partners' interests in home sales of unconsolidated projects, we reported income from home sales of $143.1 million in 2005, $57.1 million in 2004, and $25.8 million in 2003.

Gross profit on homebuilding sales is based on estimates of total project sales value and total project costs. When estimates of sales value or project costs are revised, gross profit is adjusted in the period of change so that cumulative project earnings reflect the revised profit estimate. During 2005, we revised our estimates of sellout value and/or development costs for the following projects, changing their estimated gross profit margins from those used in 2004: The Grande increased 5.0%, and Alta Mar decreased 6.4%.

The Homebuilding Division's gross profit from home sales was reduced by $2.4 million in 2005, $6.7 million in 2004, and $5.6 million in 2003 for additional costs reported by the Homebuilding Division resulting from intercompany profit recognized previously upon transfers of properties between divisions prior to January 1, 2004.

The Homebuilding Division reported intercompany sales of $144.7 million in 2003. These sales represent the transfer of stabilized rental properties to the Investment Division at their then estimated fair values. On an aggregate basis, these estimated fair values exceeded the properties' carrying values by 15% at the dates of transfer. Net of outside partners' interests in intercompany sales of unconsolidated properties, the Homebuilding Division reported income from intercompany sales of $18.2 million in 2003. Gains on transfers of assets between segments do not represent gains recognizable in accordance with GAAP and, accordingly, are eliminated for purposes of consolidated reporting. Since January 2004, we record the transfer of properties between divisions at cost and no longer report intercompany profits in the segment results.

Rental properties in the Homebuilding Division reported aggregate net income from operations of $794,000 in 2005 and net losses from operations of $2 million in 2004 and $6.1 million in 2003. The net income in 2005 is primarily attributable to nine Investment Division properties transferred to the Homebuilding Division for conversion to condominiums. The losses in 2004 and 2003 are due to operating, interest, and depreciation expenses exceeding revenues during lease-up prior to stabilization of recently completed properties. Previously, we transferred rental properties from the Homebuilding Division to the Investment Division once they were stabilized. We presently intend to sell any non-core properties upon or prior to completion and stabilization.

General and administrative expenses of the Homebuilding Division increased 13.2% in 2005 to $16.2 million, from $14.3 million in 2004, which was up 24.7% from $11.5 million in 2003, reflecting the higher level of activity, and to a lesser extent, to personnel additions in connection with managing properties being converted to condominiums.

As presented in the following table, as of December 31, 2005, our backlog of sales was $427.3 million from our 46 for-sale communities under active development. Unless otherwise noted, Tarragon's interest in profits is 100%, and the project is consolidated.

			Backlog[1]			Remaining Homes Under Active Development	
	Current Estimated Gross Profit Margin	Number of Remaining Homes or Home Sites	Number of Homes or Home Sites	Aggregate Contract Prices	Average Price per Unit	Number of Homes or Home Sites	Estimated Remaining Sell-Out[2]
High- and mid-rise developments:							
1100 Adams[15]	40%	76	—	$ —	$ —	76	$ 45,802
900 Monroe[5],[6]	29%	125	—	—	—	125	67,349
Alta Mar[7]	27%	131	131	49,139	375	—	4,832
Block 88[4]	39%	220	—	—	—	220	129,902
Block 99[6],[8]	39%	217	—	—	—	217	123,934
The Exchange	19%	87	—	—	—	87	45,512
Las Olas River House[3]	18%	40	6	12,353	2,059	34	72,609
One Hudson Park	39%	168	60	43,661	728	108	106,694
Trio	13%	196	—	—	—	196	124,622
XII Hundred Grand[6],[9],[10]	39%	—	—	—	—	—	600
XIII Hundred Grand[6],[10],[11]	29%	—	—	200	—	—	—
		1,260	197	105,353	535	1,063	721,856
Condominium and townhome conversions:							
210 Watermark	16%	216	—	—	—	216	50,188
5600 Collins Avenue	—	6	3	2,880	960	3	3,950
Bermuda Island	16%	360	—	—	—	360	92,388
Bishops Court at Windsor Parke	50%	324	33	4,883	148	291	44,246
The Bordeaux	38%	96	88	15,484	176	8	1,561
Central Park at Lee Vista	53%	210	186	33,241	179	24	4,546
Cordoba Beach Park	13%	97	37	11,882	321	60	20,835
Georgetown at Celebration	24%	—	—	—	—	—	286
The Grande[6],[10]	26%	1	—	—	—	1	300
The Hamptons[6],[10]	31%	102	44	10,076	229	58	15,565
Knightsbridge at Stoneybrooke	44%	396	—	—	—	396	62,828
Lofts on Post Oak[6],[10]	—	316	31	8,783	283	285	80,690
Madison at Park West	15%	244	—	—	—	244	42,881
Mirabella	11%	400	57	9,435	166	343	66,837
Monterra at Bonita Springs	13%	244	3	842	281	241	72,939
Montreux at Deerwood Lake	18%	237	14	2,418	173	223	39,484
Oxford Place	49%	298	59	9,616	163	239	46,006
The Quarter at Ybor City	15%	247	52	9,813	189	195	42,448
Southampton Pointe	19%	146	12	2,247	187	134	25,032
The Tradition at Palm Aire	9%	248	—	—	—	248	52,805
Twelve Oaks at Fenwick Plantation[12]	39%	216	66	12,366	187	150	28,969

(continued)

Management's Discussion and Analysis *of Financial Condition and Results of Operations (continued)*

	Current Estimated Gross Profit Margin	Number of Remaining Homes or Home Sites	Backlog[1] Number of Homes or Home Sites	Backlog[1] Aggregate Contract Prices	Backlog[1] Average Price per Unit	Remaining Homes Under Active Development Number of Homes or Home Sites	Remaining Homes Under Active Development Estimated Remaining Sell-Out[2]
Condominium and townhome conversions *(continued)*:							
Via Lugano	13%	364	—	$ —	$ —	364	$ 95,954
Vista Grande	16%	378	—	—	—	378	79,478
Waterstreet at Celebration	20%	1	—	—	—	1	300
Yacht Club on the Intracoastal	26%	3	3	934	311	—	230
		5,150	688	134,900	196	4,462	970,746
Townhome and traditional new developments:							
Orchid Grove[6),(10]	23%	481	139	56,908	409	342	124,987
Venetian Bay Village III[13]	12%	2	2	400	200	—	—
The Villas at Seven Dwarfs Lane	25%	256	103	19,927	193	153	30,702
Warwick Grove[10]	14%	196	23	12,948	563	173	87,584
		935	267	90,183	338	668	243,273
Land development:							
Belle Park	28%	21	2	699	350	19	6,271
Lincoln Pointe[16]	46%	460	460	88,950	193	—	—
Other[14]	—	180	180	7,231	40	—	—
		661	642	96,880	151	19	6,271
		8,006	1,794	$427,316	$ 238	6,212	$1,942,146

(1) Homes or home sites sold, but not yet closed, including homes for which revenue has been recognized under the percentage-of-completion method but which have not yet been delivered, as set forth in the following notes.

(2) Values in estimated remaining sell-out for some of the active developments include other income of $23.7 million for sales other than the offering prices of homes such as marinas, parking, upgrades and commercial units. Other income is presented for the following active developments: 210 Watermark—$450,000; Alta Mar—$4.8 million; Bermuda Island—$1.4 million; Bishops Court at Windsor Parke—$990,000; The Bordeaux—$84,000; Central Park at Lee Vista—$180,000; Georgetown at Celebration—$286,000; Knightsbridge at Stoneybrooke—$636,000; Las Olas River House—$3.4 million; Madison at Park West—$1.3 million; Mirabella—$27,000; Montreux at Deerwood Lake—$677,000; Oxford Place—$1.6 million; Vista Grande—$1.2 million; The Quarter at Ybor City—$585,000; Southampton Pointe—$303,000; Twelve Oaks at Fenwick Plantation—$579,000; Via Lugano—$1 million; Yacht Club on the Intracoastal—$230,000; The Grande—$50,000; The Hamptons—$2.4 million; The Lofts on Post Oak—$760,000.

(3) In January 2005, we acquired our partners' interests in this project, as well as in The Metropolitan and 100 East Las Olas, for $14.8 million. We sold The Metropolitan land in March 2005. We have recognized revenue under the percentage-of-completion method of $206 million on sales of 251 homes as of December 31, 2005, for Las Olas River House. We began closing sales at this project in December 2004. Sales that have not yet been delivered are presented as backlog in this table. Of the backlog reported above, we have recognized revenue of $8.8 million on sales of four homes.

(4) Tarragon's interest in profits in this project is 70%.

(5) Tarragon's interest in profits in this project is 62.5%.

(6) This project is unconsolidated.

(7) We have recognized revenue under the percentage-of-completion method of $47.9 million on sales of 131 homes as of December 31, 2005. We expect to begin closing sales at Alta Mar in March 2006.

(continued)

(8) Tarragon's interest in profits in this project is 55%.
(9) We have recognized revenue under the percentage-of-completion method of $70.4 million on sales of 159 homes and one commercial space as of December 31, 2005. As of December 31, 2005, sales of all 159 homes and one commercial space have been delivered. Estimated remaining sell-out includes $600,000 for three commercial spaces available for sale.
(10) Tarragon's interest in profits in this project is 50%.
(11) We have recognized revenue under the percentage-of-completion method of $45.6 million on sales of 118 homes and two commercial spaces as of December 31, 2005. As of December 31, 2005, sales of all 118 homes and two commercial spaces have been delivered. Aggregate contract prices include $200,000 for one commercial space.
(12) We acquired our partner's interest in this property in April 2005 for $1 million.
(13) Tarragon's interest in profits in this project is 56%.
(14) Tarragon's interest in profits in these projects is 40%.
(15) Tarragon's interest in profits in this project is 85%.
(16) Tarragon's interest in profits in this project is 58%.

The following table presents the changes in the aggregate contract values in our sales backlog by product-type and aggregate units from September 30, 2005, to December 31, 2005.

	High- and Mid-rise Developments	Condominium and Townhome Conversions	Townhome and Traditional New Developments	Land Development	Total	Total Units
Backlog as of September 30, 2005	$182,608	$ 176,814	$85,914	$94,224	$ 539,560	2,216
Net new orders	15,767	109,991	11,032	676	137,466	593
Closings	(93,360)	(149,007)	(6,936)	(1,772)	(251,075)	(949)
Adjustments to prices and units	338	(2,898)	173	3,752	1,365	(66)
Backlog as of December 31, 2005	$105,353	$ 134,900	$90,183	$96,880	$ 427,316	1,794

In addition to the active projects discussed above, we have 8,836 units in 30 communities in our development pipeline. Our development pipeline includes projects either owned or for which we have site control and which may be awaiting zoning and other governmental approvals and final determination of economic feasibility. We anticipate these projects will be completed and sold over the next four to six years.

The following tables present the changes in the number of units in our active projects and development pipeline between September 30, 2005, and December 31, 2005.

Active projects as of September 30, 2005	7,548
Transfers from development pipeline	1,473
Closings	(949)
Adjustment to projected number of units	(66)
Active projects as of December 31, 2005	8,006
Development pipeline as of September 30, 2005	8,618
Transfers to active developments	(1,473)
Additions to development pipeline	2,451
Adjustment to projected number of units	(60)
Project removed from pipeline for determination of feasibility	(700)
Development pipeline as of December 31, 2005	8,836

Management's Discussion and Analysis *of Financial Condition and Results of Operations (continued)*

	Units in Active Projects and Development Pipeline				
	High- and Mid-rise Developments	Condominium and Townhome Conversions	Townhome and Traditional New Developments	Land Development	Total
Northeast	5,483	489	628	—	6,600
Southeast	747	6,833	2,001	661	10,242
	6,230	7,322	2,629	661	16,842

Tarragon has an aggregate weighted average interest in these active projects and development pipeline of 81%.

INVESTMENT DIVISION

As stated previously, results for our segments do not distinguish between revenues of consolidated and unconsolidated properties. Therefore, rental revenue and net operating income (rental revenue less property operating expenses) in the following discussion include both consolidated and unconsolidated rental communities. Rental revenue and net operating income in the following discussion also include operating results of properties sold or held for sale and reported in discontinued operations in our consolidated operating results. You should read the following discussion together with the Investment Division operating statements and summary of Investment Division net operating income in NOTE 14. "SEGMENT REPORTING" in the Notes to Consolidated Financial Statements. Net operating income is a supplemental non-GAAP financial measure. A reconciliation of Investment Division net operating income to Investment Division income before taxes is presented in the Investment Division operating statements in NOTE 14. "SEGMENT REPORTING" in the Notes to Consolidated Financial Statements.

The Investment Division reported net operating income of $54.2 million in 2005, $65.5 million in 2004, and $59 million in 2003. Net operating income as a percentage of rental revenue was 47.2% in 2005, 48.3% in 2004, and 47.5% in 2003. A decrease of $6.8 million in 2005 resulted from transferring Investment Division rental communities with 2,583 apartments to the Homebuilding Division for conversion to condominium homes for sale.

The following table presents net operating income for our 34 same store Investment Division apartment communities with 7,283 units (consolidated and unconsolidated, including properties for which operating results have been presented in discontinued operations) and the two consolidated apartment communities that were stabilized and transferred to the Investment Division during 2003. Prior to stabilization, the operating results of these two properties were included in the Homebuilding Division.

For the Years Ended December 31,	**2005**	2004	2003
Same store stabilized apartment communities:			
Rental revenue	**$ 65,675**	$ 63,772	$ 63,034
Property operating expenses	**(33,969)**	(33,178)	(33,312)
Net operating income	**$ 31,706**	$ 30,594	$ 29,722
Net operating income as a percentage of rental revenue	**48.3%**	48.0%	47.2%
Average monthly rental revenue per unit	**$ 751**	$ 730	$ 721
Apartment communities stabilized during period:			
Rental revenue	**$ 4,580**	$ 4,717	$ 1,520
Property operating expenses	**(1,704)**	(1,842)	(706)
Net operating income	**$ 2,876**	$ 2,875	$ 814

Net operating income for our 34 same store stabilized Investment Division apartment communities with 7,283 units increased $1.1 million, or 3.6%, in 2005 compared to 2004 and increased $872,000, or 2.9%, in 2004 compared to 2003. The increase in 2005 was mostly due to an increase in rental revenue: 3% in 2005 compared to 2004. Rental revenue increased 1.1% in 2004 compared to 2003. Net operating income as a percentage of rental revenue for these properties was 48.3% in 2005, 48% in 2004, and 47.2% in 2003.

Investment Division gains on sale of real estate, including properties owned through unconsolidated partnerships and joint ventures, were $64 million in 2005, $20.6 million in 2004, and $21.4 million in 2003. We sold nine consolidated apartment communities and one unconsolidated apartment community in 2005, five consolidated apartment communities in 2004, and six consolidated apartment communities in 2003. We also sold six consolidated commercial properties in 2005, one unconsolidated commercial property in 2004, and two consolidated commercial properties in 2003. These sales brought decreases in net operating income of $6.6 million in 2005 compared to 2004, and $375,000 in 2004 compared to 2003. The Investment Division's gains on sale of real estate have been reduced by $4.9 million in 2005 and $5.8 million in 2003 for additional costs reported by the Investment Division resulting from intercompany profit recognized previously by the Homebuilding Division upon the transfer of stabilized rental properties to the Investment Division. The Investment Division reported gains on intercompany sales of $2.9 million in 2003. These intercompany sales related to the transfer of properties to the Homebuilding Division for renovation or conversion to condominiums. Since January 2004, we transfer properties between segments at cost.

Interest expense for the Investment Division increased by $18.1 million, or 45.6%, in 2005 compared to 2004. For the 34 same store stabilized apartment communities, interest expense almost doubled from $20.6 million to $39.6 million in 2005 compared to 2004. The increase in 2005 is chiefly due to prepayment penalties and the write-off of deferred financing costs in connection with Ansonia's refinancing of 23 properties in November 2005.

Management's Discussion and Analysis *of Financial Condition and Results of Operations (continued)*

Investment Division interest expense increased by 9.2% to $39.8 million in 2004 from $36.4 million in 2003. The 34 same store stabilized apartment communities reported a $628,000, or 3.2%, increase. A $2.4 million increase was the result of properties targeted for condominium conversion in 2005.

Investment Division depreciation expense was $18.9 million in 2005, $31.1 million in 2004, and $29.9 million in 2003. In 2005, a decrease of $11.8 million was related to ceasing depreciation upon the reclassification of properties to held for sale and on properties targeted for condominium conversion.

General and administrative expenses of the Investment Division increased to $9.9 million in 2005 from $6.4 million in 2004 and $5.4 million in 2003. General and administrative expenses were 8.6% of divisional revenues in 2005, 4.7% in 2004, and 4.4% in 2003. The increase in 2005 is principally due to investment banking advisory fees of $2 million in connection with the Investment Division properties disposition plan.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our principal sources of cash are home sales, rental operations of Investment Division properties, borrowings, and proceeds from the sale of Investment Division properties. As our Homebuilding Division continues to grow, home sales, along with project-related construction loans or general corporate borrowings, will become our primary source of cash. We believe these sources will continue to meet our cash requirements, including debt service, property maintenance and improvements, acquisitions of land for development, development costs for rental apartment and for-sale communities under construction or renovation, projected purchases of existing properties, dividends on preferred stock, and repurchases of common stock under the announced stock repurchase program. Although we expect these sources of cash to be sufficient to fund planned uses of cash, we can make no assurance that the expected home sales and Investment Division property sales and borrowings will be completed as planned.

Mortgages and Other Debt

Senior Convertible Notes. On July 1, 2005, we converted $2 million of our senior convertible notes into 163,399 shares of common stock after presentment for conversion by a noteholder. On August 23, 2005, we converted $54.25 million of these notes pursuant to an offer made to the holders. Each holder who accepted the offer received 81.6993 shares of Tarragon common stock and $80 in cash for each $1,000 principal amount of convertible notes tendered plus accrued and unpaid interest. In connection with the offer, we issued 4,432,181 shares of Tarragon common stock and paid approximately $6.2 million in premium and accrued interest. The outstanding principal balance of our convertible notes was $5.75 million at December 31, 2005.

Unsecured Subordinated Notes. On June 15, 2005, we issued $40 million of unsecured subordinated notes due June 30, 2035. The notes bear interest, payable quarterly, at a rate of 8.71% through June 30, 2010, and thereafter at a variable rate equal to LIBOR plus 4.4% per annum. The notes are prepayable after June 30, 2010, at par. On September 12, 2005, we issued an additional $25 million of unsecured subordinated notes due October 30, 2035. These notes bear interest, payable quarterly, at a rate of 8.79% through October 30, 2010, and thereafter at a variable rate equal to LIBOR plus 4.4% per annum. The notes are prepayable after October 30, 2010, at par. As of December 31, 2005, the outstanding principal balance of these two series of unsecured subordinated notes was $65 million.

Unsecured Credit Facilities. At December 31, 2005, we had a $20 million unsecured line of credit with affiliates of William S. Friedman, our chief executive officer and chairman of our board of directors, with no outstanding balance. Effective in January 2006, this line of credit was increased to $30 million and its term renewed and extended until January 2008. Advances under this line of credit bear interest at the lower of 100 basis points over the thirty-day LIBOR or the lowest rate offered in writing to us for an unsecured loan by an institutional lender. Payments of interest only are due on demand but no more frequently than monthly, with all outstanding principal and interest due at maturity.

We have a $10 million unsecured line of credit with Bank of America. Advances under the line of credit bear interest at 200 basis points over 30-day LIBOR. Payments of interest only are due monthly, with all outstanding principal and interest due at maturity of October 2006. As of December 31, 2005, $3 million was available to us under this line of credit.

Secured Credit Facilities. Until its January 2006 maturity, we had an $18.3 million revolving line of credit with Wachovia Bank. Payment terms were interest only monthly at a floating rate equal to the 30-day LIBOR plus 175 basis points, with the outstanding principal amount due at maturity. It was secured by four properties and shares of our common stock owned by Mr. Friedman and his affiliates. We have agreed to indemnify Mr. Friedman and his affiliates from any loss, cost, or liability associated with their pledge of stock to secure this line of credit. As of December 31, 2005, $12.4 million was available to us under this line of credit.

We currently have mortgage loans totaling $84.2 million (of which $25 million represents a revolving commitment), secured by a pool of three properties under a secured credit facility with General Electric Capital Corporation ("GECC") that matures in May 2008. The mortgage loans under this facility are cross-collateralized and cross-defaulted. Under the GECC mortgage facility, we are required to maintain, at all times, a consolidated net worth of not less than $50 million, measured at the end of each quarter, and minimum aggregate unrestricted cash and marketable securities of not less than $10 million in order to be able to incur other debt. Two of these properties with an aggregate balance of $37.3 million bear interest at 173 basis points over 30-day LIBOR, payable monthly. One property has a loan with a balance of $46.9 million that currently bears interest at 190 basis points over the 30-day LIBOR and requires monthly payments of principal and interest computed on a 27½-year amortization schedule. We have an option to extend this credit facility for one year, which requires a ratio of net operating income to total debt of 10% or greater and a debt service coverage ratio of 1.25x or greater.

Non-recourse Mortgage Debt. In addition to the GECC mortgage facility, as of December 31, 2005, we had an aggregate of $131.3 million of outstanding non-recourse indebtedness secured by 15 Investment Division assets (of which five are classified as held for sale at December 31, 2005) and five Homebuilding Division properties targeted for conversion to condominiums. The agreements governing this mortgage debt generally do not contain restrictive covenants and are not guaranteed by us or any of our subsidiaries or joint ventures. Of these mortgage loans, $129.7 million bear interest at various fixed rates, and $1.6 million bear interest at various floating rates. As of December 31, 2005, the weighted average rate of these mortgage loans was 6.78%.

Recourse Mortgage Debt. The following table summarizes the material terms of our recourse mortgage debt:

Project	**Balance at December 31, 2005**	**Interest Rate at December 31, 2005**	Maturity Date	Tarragon's Interest in Profits
Aventerra Apartments	**$ 7,871**	**6.39%**	Dec-2006	100%
Merritt 8[1]	**900[2]**	**4.53%**	Jul-2023	100%
Northwest O'Hare[1]	**2,810**	**6.89%**	Apr-2006	100%
Orlando Central Park	**3,314**	**6.39%**	Apr-2007	100%
	$14,895			

(1) Property is classified as held for sale at December 31, 2005.
(2) Represents a guaranty of 5% of the loan amount. The remainder of the loan amount is included in Non-recourse Mortgage Debt above.

Management's Discussion and Analysis *of Financial Condition and Results of Operations (continued)*

Construction Loans. In connection with our various homebuilding projects, we obtain loans to finance the cost of construction. Generally, one of our subsidiaries or a joint venture will incur the construction loan, and we will guarantee the repayment of the construction loan and/or grant a completion guarantee with respect to the project. In general, we repay outstanding amounts under construction loans on for-sale communities with proceeds from home sales. We refinance construction loans on rental communities with permanent or semi-permanent mortgage financing upon the completion and stabilization of the properties. The following table summarizes the material terms of our construction loans, all of which we have guaranteed:

Project	Commitment Amount	**Balance at December 31, 2005**	**Interest Rate at December 31, 2005**	Maturity Date	Tarragon's Interest in Profits
1100 Adams	$ 24,395	**$ 14,918**	**6.19%**	Sep-2006	85%
1118 Adams	14,279	**14,100**	**6.39%**	Jun-2006	85%
1118 Adams	2,145	**1,424**	**—[1]**	Sep-2026	85%
1118 Adams	2,250	**—**	**1.00%[1]**	Sep-2051	85%
Alta Mar	20,500	**19,063**	**6.39%**	Nov-2006	100%
Belle Park	463	**463**	**6.59%**	Sep-2007	100%
Cason Estates	14,339	**12,799**	**6.19%**	May-2006	100%
Deerwood Ocala	22,125	**4,489**	**6.14%**	Aug-2007	50%
Newbury Village	21,398	**16,668**	**6.14%**	Dec-2006	100%
One Hudson Park	54,325	**10,119**	**6.24%**	Jun-2007	100%
Villas at Seven Dwarfs Lane	10,000	**7,561**	**6.74%**	Apr-2008	100%
Twelve Oaks at Fenwick Plantation	9,360	**9,360**	**6.39%**	Jun-2006	100%
Warwick Grove	20,000	**4,461**	**6.59%**	Sep-2008	50%
	$215,579	**$115,425**			

(1) 1118 Adams is an affordable housing rental development in Hoboken, New Jersey. Both of these loans are with governmental agencies.

Condominium Conversion Loans. We generally obtain loans to finance the cost of acquiring and/or renovating rental properties to condominium homes. Generally, one of our subsidiaries or a joint venture will incur the loan, and we will guarantee the repayment of the loan. The following table summarizes the material terms of our condominium conversion loans. Except as noted, these loans are guaranteed by Tarragon:

Project	Commitment Amount	Balance at December 31, 2005	Interest Rate at December 31, 2005	Maturity Date	Tarragon's Interest in Profits
210 Watermark	$ 34,100	**$ 34,100**	**6.99%**	Nov-2007	100%
5600 Collins	1,000	**877**	**7.25%**	May-2006	100%
Bermuda Island	45,000	**35,458**(10)	**6.54%**	Dec-2007	100%
Central Park at Lee Vista	5,769	**5,769**(1)	**6.12%**	May-2008	100%
Cordoba Beach Park	16,103	**16,103**(2)	**7.09%**	May-2007	100%
The Exchange	6,300	**6,300**	**6.64%**	Nov-2006	100%
Lincoln Pointe	40,000	**40,000**(3)	**7.34%**	Apr-2006	58%
Madison at Park West	25,500	**25,500**(4)	**6.64%**	Dec-2006	100%
Mirabella	37,195	**37,195**(5)	**6.12%**	Jul-2007	100%
Mirabella	12,846	**12,846**(6)	**9.89%**	Jul-2007	100%
Monterra at Bonita Springs	42,125	**42,125**(10)	**6.39%**	Oct-2006	100%
Montreux at Deerwood	11,849	**11,849**	**6.79%**	Jan-2007	100%
Oxford Place	28,350	**28,350**	**7.14%**	Aug-2007	100%
The Quarter at Ybor City	22,984	**22,984**(7)	**7.09%**	May-2007	100%
Southampton Pointe	10,586	**10,586**(8)	**6.99%**	May-2007	100%
The Tradition at Palm Aire	32,000	**32,000**(11)	**7.34%**	Aug-2007	100%
Via Lugano	60,000	**60,000**(9)	**6.64%**	Nov-2006	100%
Vista Grande	42,000	**42,000**(10)	**7.14%**	Aug-2007	100%
	$473,707	**$464,042**			

(1) This loan is cross-collateralized with the GECC secured credit facility loans.
(2) Includes $11.1 million of non-recourse debt.
(3) Includes $35 million of non-recourse debt.
(4) Includes $23.4 million of non-recourse debt.
(5) Includes $27.8 million of non-recourse debt.
(6) Includes $9.6 million of non-recourse debt.
(7) Includes $10.6 million of non-recourse debt.
(8) Includes $2.6 million of non-recourse debt.
(9) Includes $55.8 million of non-recourse debt.
(10) This loan is non-recourse.
(11) Includes $24 million of non-recourse debt.

Acquisition and Development Loans. In connection with our homebuilding projects, we obtain loans to finance the purchase of land and the development of the infrastructure with the intent to subdivide and sell lots to other homebuilders. Generally, one of our subsidiaries or a joint venture will incur the loan, and we will guarantee the repayment of the loan. The following table summarizes the material terms of our acquisition and development loans, all of which we have guaranteed:

Project	Commitment Amount	Balance at December 31, 2005	Interest Rate at December 31, 2005	Maturity Date	Tarragon's Interest in Profits
Alexandria Pointe	$ 1,971	**$ 1,971**	**7.39%**	Jun-2007	40%
Trio	13,500	**13,500**	**6.54%**	Apr-2006	100%
Southridge Pointe	609	**609**	**7.39%**	Jun-2006	40%
Villas at Seven Dwarfs Lane	2,003	**2,003**	**6.89%**	Oct-2007	100%
Warwick Grove	15,600	**9,195**	**6.59%**	Sep-2008	50%
Woods of Lake Helen	1,333	**1,333**	**8.00%**	Jan-2006[1]	40%
Woods at Southridge	254	**254**	**7.39%**	Jan-2006[1]	40%
	$35,270	**$28,865**			

(1) These loans were repaid in January 2006.

Land Loans. When we acquire land for future development or sale, we sometimes finance the acquisitions with land loans. Generally, one of our subsidiaries or a joint venture will incur the loan, and we will guarantee the repayment of the loan. The following table summarizes the material terms of our land loans. Except as noted, these loans are guaranteed by Tarragon:

Project	Balance at December 31, 2005	Interest Rate at December 31, 2005	Maturity Date	Tarragon's Interest in Profits
100 East Las Olas	**$ 4,125**	**8.25%**	Mar-2006	100%
Lauderdale Lakes	**11,250**	**6.49%**	Jul-2007	100%
Mohegan Hill	**1,250**[1]	**8.00%**	Nov-2007	60%
Mohegan Hill	**5,000**[1]	**6.00%**	Sep-2006	60%
Uptown Village	**7,611**	**6.49%**	Sep-2007	100%
	$29,236			

(1) Tarragon has not guaranteed these loans.

Other Recourse Debt. We also have other recourse debt with an aggregate balance of $4.3 million at December 31, 2005.

SOURCES AND USES OF CASH

The following table presents major sources and uses of cash for the past three years.

For the Years Ended December 31,	2005	2004	2003
Sources of cash:			
Net cash flow from property operations	**$ 2,685**	$ 11,340	$ 15,087
Net proceeds from the sale of real estate			
Homebuilding Division	**22,368**	510	—
Investment Division	**65,167**	14,196	24,244
Net proceeds (repayments) related to financings and other borrowings			
Homebuilding Division	—	11,300	—
Investment Division	**102,103**	40,090	45,063
Senior convertible notes	—	58,077	—
Lines of credit	**10,490**	(2,809)	(3,370)
Subordinated unsecured notes	**61,215**	—	—
Other corporate debt	**(15,389)**	—	—
Net proceeds from home sales	**160,917**	48,013	8,320
Other:			
Collections of notes and interest receivable	**1,765**	829	1,052
Proceeds from the disposition of other assets	—	2,075	—
Proceeds from the exercise of stock options	**6,081**	5,880	246
Earnest money deposits received	**783**	—	—
Total sources of cash	**418,185**	189,501	90,642
Uses of cash:			
Purchase of homebuilding inventory or land for development	**(194,099)**	(47,797)	(16,611)
Development and renovation costs (net of borrowings)	**(77,326)**	(52,126)	(5,142)
Net (advances to) distributions from partnerships and joint ventures for homebuilding activities	**11,381**	(29,163)	(35,271)
Cash used in homebuilding activities	**(260,044)**	(129,086)	(57,024)
Purchase of Investment Division apartment communities	**(40,853)**	(15,526)	—
Property capital improvements	**(6,711)**	(8,412)	(11,161)
Other:			
Common stock repurchases	**(11,955)**	(2,093)	(4,186)
General and administrative expenses paid	**(29,692)**	(20,242)	(13,904)
Income taxes paid	**(21,987)**	(470)	—
Premium paid on conversion of convertible notes	**(4,340)**	—	—
Dividends to stockholders	**(929)**	(904)	(791)
Distributions to minority partner of consolidated partnership	**(3,526)**	(1,010)	(1,245)
Buyout of minority partners	**(21,850)**	(11,081)	—
Other	**263**	(237)	1,272
Total uses of cash	**(401,624)**	(189,061)	(87,039)
Net sources of cash	**$ 16,561**	$ 440	$ 3,603

Management's Discussion and Analysis *of Financial Condition and Results of Operations (continued)*

Advances to and distributions from partnerships and joint ventures for homebuilding activities in 2005 included:

- $23.6 million from Thirteenth Street Development for home sales.
- $12.8 million from Park Avenue Tarragon for home sales.
- $11.2 million to Block 106 Development for purchase of land for development.
- $10.2 million to Block 99/102 Development for purchase of land for development.
- $8.9 million to Madison Warehouse Development for purchase of land for development.

Advances to partnerships and joint ventures for homebuilding activities in 2004 included:

- $6 million to Park Avenue Tarragon for purchase of an existing 743-unit apartment community for conversion.
- $3.9 million to Delaney Square for purchase of an existing 364-unit apartment community for conversion.
- $2.7 million to Block 99/102 Development to purchase land for future commercial development.

Advances to partnerships and joint ventures for homebuilding activities in 2003 included:

- $15.5 million to Metropolitan Sarasota to purchase land for development.
- $8.3 million to One Las Olas for development costs of its 287-unit high-rise, luxury condominium development in Ft. Lauderdale, Florida.
- $1.8 million to East Las Olas for development costs of its 90-unit mixed-use retail and condominium development in Ft. Lauderdale, Florida.
- $7.8 million to Thirteenth Street Development for development costs related to its two mid-rise, luxury condominium developments with a total of 277 homes in Hoboken, New Jersey.

Cash Flows

2005 Compared to 2004. For the year ended December 31, 2005, our net cash used in operating activities was $491.2 million compared to $65.3 million for the year ended December 31, 2004. This increase in cash used is principally related to the purchase of homebuilding inventory.

For the year ended December 31, 2005, our net cash provided by investing activities was $53.5 million compared to cash used of $46.2 million for the same period of 2004. During 2005, we received $80 million in distributions representing our share of the proceeds from the refinancing of unconsolidated properties. We also acquired two rental apartment communities in 2005 for $39.7 million, the cash portion of which was $16 million. In 2005, we acquired our partners' interests in two condominium development projects, one land parcel, and three rental apartment communities for $16.9 million. We also paid $10 million in 2004 and $5 million in 2005 to our partners in our Hoboken, New Jersey, projects pursuant to a November 2004 agreement to acquire a portion of their interests in these projects. In 2004, we acquired the interests of minority partners in one office building and two apartment communities for $11.1 million. In 2004, we sold five apartment communities and one land parcel for net proceeds of $14.7 million, while net proceeds from the sale of real estate in 2005 was $86.7 million from the sale of nine apartment communities, three parcels of land, five shopping centers, one office building, and three buildings of a five-building office park. Additionally, costs of developing rental apartment communities increased $34.9 million in 2005 as compared to the same period in 2004, primarily due to the increase in the number of properties being developed.

For the year ended December 31, 2005, our net cash provided by financing activities increased to $454.2 million from $111.9 million for the year ended December 31, 2004. This increase was due primarily to increased borrowings in connection with our homebuilding activities. Additionally, we issued $65 million of unsecured subordinated notes and obtained a $10 million line of credit in 2005.

2004 Compared to 2003. For the year ended December 31, 2004, our net cash used in operating activities was $65.3 million compared to net cash provided by operating activities of $5.3 million for the year ended December 31, 2003. This increase in cash used is principally related to the purchase of homebuilding inventory. Additionally, we paid interest of $10 million in connection with the refinancing of the mezzanine loan for Las Olas River House during 2004.

For the year ended December 31, 2004, our net cash used in investing activities was $46.2 million compared to $23.6 million for the same period of 2003. During 2004, we acquired one rental apartment community for $15.5 million, the cash portion of which was $4.2 million. We paid $10 million to our partners in our Hoboken, New Jersey, projects pursuant to a November 2004 agreement to acquire a portion of their interests in these projects. We also purchased land for development for $4.5 million. Additionally, in 2004, we acquired the interests of minority partners in one office building and two apartment communities for $11.1 million. In 2003, we sold eight investment properties for net proceeds of $24.2 million, while net proceeds from the sale of real estate during 2004 was $14.7 million from the sale of five investment properties and one parcel of land. Advances to partnerships and joint ventures for development costs decreased $8.2 million in 2004 compared to 2003 partly due to the consolidation of our Las Olas River House project in January 2004 in connection with the adoption of FIN 46R.

For the year ended December 31, 2004, our net cash provided by financing activities increased to $111.9 million from $22 million for the year ended December 31, 2003. This increase was primarily due to the issuance of $62 million of senior convertible notes during 2004. Proceeds from the debt issuance were used to repay approximately $34.6 million of mortgage debt and $8 million of outstanding balances on lines of credit. In 2004, we also borrowed approximately $228 million in construction loans to fund our homebuilding division projects as compared to $45 million in 2003. In 2004, refinancing mortgages provided $26.1 million compared to $36.2 million in 2003. Additionally, the exercise of stock options during 2004 provided cash proceeds of $5.9 million, an increase of $5.7 million over 2003.

Contractual Commitments

The following table summarizes information regarding contractual commitments.

	2006	2007 and 2008	2009 and 2010	Thereafter	Total
Scheduled principal payments on debt	$303,644	$449,025	$52,348	$95,998	$ 901,015
Operating leases	1,143	2,189	941	1,555	5,828
Firm contracts to purchase real estate for homebuilding activities	139,700	—	—	—	139,700
	444,487	451,214	53,289	97,553	1,046,543
Guaranteed debt of unconsolidated partnerships and joint ventures	17,925	71,982	—	—	89,907
	$462,412	$523,196	$53,289	$97,553	$1,136,450

Of the loans maturing in 2006, $29 million may be extended for six months, and $197.1 million may be extended for one year. Of the loans maturing in 2007, $131.1 million may be extended one year, $3.3 million may be extended two years, and $4.5 million may be extended three years. Of the loans maturing in 2008, $90 million may be extended one year. We intend to extend or repay these loans primarily through refinancings and home sales. We believe we can arrange such new financing as may be needed to repay maturing loans. Of the loans maturing in 2006, $199,700 has been repaid as of March 1, 2006, with proceeds from home sales.

Firm contracts to purchase real estate for homebuilding activities include a contract of $84 million to purchase an apartment community with 311 units for condominium conversion, of which $74.4 million is expected to be financed. Firm contracts also include contracts to purchase four tracts of land for development totaling $55.8 million.

Off-Balance Sheet Arrangements

We have guaranteed two construction loans and three land loans of five unconsolidated joint ventures. Our guarantee on these five loans is limited to $127.3 *million on fully funded debt of* $130.9 *million.* At December 31, 2005, we guaranteed $89.9 million of the $93.4 million outstanding. The three land loans mature in 2006. Of these three loans, one $8 million loan has a three-month extension option, and one $3.9 million loan has a six-month extension option. A $58.8 million construction loan matures in 2007 and has a six-month extension option. A $13.1 million construction loan matures in 2008 and has a six-month extension option.

Common Stock Repurchase Program

The board of directors has authorized a common stock repurchase program. Subject to our other cash requirements, we intend to continue to repurchase shares of our common stock when we believe that the repurchase of shares would be accretive to earnings per share. We repurchased 603,016 shares of our common stock in open market and negotiated transactions in 2005 at a cost of $11.9 million. We repurchased 152,094 shares at a cost of $2.1 million in 2004 and 275,443 shares at a cost of $4.2 million in 2003. As of December 31, 2005, Tarragon had authority to repurchase an additional 106,975 shares of its common stock under the existing stock repurchase program. On March 6, 2006, our board of directors authorized the repurchase of up to an additional 1,000,000 shares of our common stock.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting estimates are an integral part of the preparation of our consolidated financial statements and our financial reporting process and are based on our current judgments. Certain accounting estimates are particularly sensitive because of their significance to our consolidated financial statements and because of the possibility that future events affecting them may differ from our current judgments. The most significant accounting policies affecting our consolidated financial statements are as follows.

Asset Impairment. GAAP requires a property held for sale to be measured at the lower of its carrying amount or fair value less costs to sell. In instances where a property's estimated fair value less costs to sell is less than its carrying value at the time of evaluation, we recognize a loss and write down the property's carrying value *to its estimated fair value less costs to sell. Prior to sale,* we would *recognize a gain for any subsequent* increases in estimated fair value less costs to sell, but not in excess of the cumulative loss previously recognized. Our review of properties held for sale generally includes selective site inspections, comparing the property's current rents to market rents, reviewing the property's expenses and maintenance requirements, discussions with the property manager, and a review of the surrounding area. We may make adjustments to estimated fair values based on future reviews.

We also evaluate our properties held for investment for impairment whenever events or changes in circumstances indicate that a property's carrying value may not be recoverable. This evaluation generally consists of reviewing the property's cash flow and current and projected market conditions, as well as changes in general and local economic conditions. If we conclude that a property has been impaired, we recognize an impairment loss and write down the property's carrying value to estimated fair value.

Investments in Joint Ventures Accounted for Using the Equity Method. In December 2003, the FASB issued FIN 46R. FIN 46R clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements," for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors do not have the characteristics of a controlling financial interest, or "variable interest entities." Variable interest entities within the scope of FIN 46R are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. We adopted the provisions of FIN 46R in the first quarter of 2004.

We have investments in a number of partnerships or joint ventures in which we hold non-controlling interests or our outside partners have significant participating rights, as defined by the FASB's Emerging Issues Task Force in its 96-16 and 04-5 Consensus and which we have determined are not variable interest entities, as defined by FIN 46R. We use the equity method to account for investments in partnerships and joint ventures over which we exercise significant influence but do not control and which are not variable interest entities of which we are the primary beneficiary. Under the equity method, our initial investments are increased by our proportionate share of the partnerships' operating income and additional advances and decreased by our proportionate share of the partnerships' operating losses and distributions received. Our interest in intercompany transactions is eliminated. We determine our proportionate share of the profits or losses of the partnerships and joint ventures consistent with the allocation of cash distributions in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures."

The net effect of not consolidating these joint ventures has been to exclude their assets, liabilities, and gross revenues and expenses from our consolidated financial statements. There has been no effect on reported net income or loss except in instances where we have received distributions from a joint venture in excess of our investment in the joint venture, with the excess recorded as income. In these situations, we have recovered our investment in the joint venture, its indebtedness is non-recourse to us, and we have no obligation to fund any of its cash flow deficits.

Revenue Recognition. We have generally recognized revenue from homebuilding sales at the time of closing under the completed contract method. The related profit is recognized when collectibility of the sale price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred until such requirements are met. For mid-rise and high-rise condominium developments, where construction typically takes eighteen months or more, the percentage-of-completion method is employed. Under this method, once construction is beyond a preliminary stage, a substantial percentage of homes are under firm contracts, buyers are committed to the extent of being unable to require refunds except for non-delivery of the home, the sale prices are deemed collectible, and remaining costs and revenues can be reasonably estimated, revenue is recorded as a portion of the value of non-cancelable sale contracts. The percentage of completion is calculated based upon the percentage of construction costs incurred in relation to total estimated construction costs. Any amounts due under sale contracts, to the extent recognized as revenue, are recorded as contracts receivable.

Rental revenue is recognized on the straight-line method. Lease terms for our apartment communities are generally for one year or less. Lease terms for our commercial properties are generally from three to five years, although they may be shorter or longer. Rental concessions are deferred and amortized on the straight-line method over the lease terms as a reduction to rental revenue. We accrue percentage rentals only after the tenant's sales have reached the threshold provided in the lease.

Interest and management fee revenue are recognized when earned. Revenue from long-term laundry and cable service contracts is deferred and amortized to income on the straight-line method over the terms of the contracts.

Management's Discussion and Analysis *of Financial Condition and Results of Operations (continued)*

Gains on Sale of Real Estate. Gains on sales of real estate are recognized when and to the extent permitted by SFAS No. 66, "Accounting for Sales of Real Estate." Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery, or financing method, whichever is appropriate.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payments." SFAS No. 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 established a fair-value-based method of accounting for share-based payment transactions with employees. However, it permitted companies the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to the financial statements disclosed the pro forma effects of implementing the fair-value-based method in a footnote. SFAS No. 123(R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. The cost is measured based on the fair value of the equity or liability instruments issued. Pursuant to the SEC's Final Rule Release dated April 21, 2005, SFAS No. 123(R) is effective as of the first annual reporting period of the first fiscal year beginning on or after June 15, 2005, and applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The effect of initially applying SFAS No. 123(R), if any, is recognized as of the required effective date. The application of SFAS No. 123(R) on January 1, 2006, is not expected to have a material effect on our consolidated financial statements because we applied the fair value method of accounting for stock-based awards in the third quarter of 2002.

In June 2005, the Financial Accounting Standards Board's Emerging Issues Task Force issued its 04-5 Consensus, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-5"). EITF 04-5 provides guidance for determining whether a single general partner in a group of general partners controls a limited partnership. EITF 04-5 adopts the concept of participating rights of minority partners established in EITF 96-16 in determining whether limited partners have rights that prevent control of a limited partnership by a general partner. This guidance is effective as of June 29, 2005, for all new limited partnerships formed after that date and is effective for all existing limited partnerships for the first reporting period in fiscal years beginning after December 15, 2005. The application of EITF 04-5 to previously existing limited partnerships is not expected to have a material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates that may adversely affect our financial position, results of operations, and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage such exposure through our regular operating and financing activities. We do not trade or speculate in financial instruments.

At December 31, 2005, we had approximately $740.2 million of consolidated variable rate debt. The primary base rate is 30-day LIBOR. Using this amount of debt, a 100 basis point (1%) increase in LIBOR or any other indexes on which the rates are based would reduce our annual pre-tax earnings and cash flows by approximately $7.4 million. A 100 basis point decrease in interest rates would increase our annual pre-tax earnings and cash flows by approximately $7.4 million.

At December 31, 2005, unconsolidated partnerships and joint ventures had approximately $113.4 million of variable rate debt. A 100 basis point increase in the index on which the rates are based would reduce our annual pre-tax earnings and cash flows by $674,000, based on our interests in profits and losses of those entities. A 100 basis point decrease in the index would increase our pre-tax earnings and cash flows by $674,000.

Report of Independent Registered Public Accounting Firm

Board of Directors and
Stockholders of Tarragon Corporation

We have audited the accompanying consolidated balance sheets of Tarragon Corporation and subsidiaries (collectively, the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tarragon Corporation and subsidiaries, as of December 31, 2005 and 2004, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2005, *in conformity with accounting principles generally accepted in the* United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation 46-R "Consolidation of Variable Interest Entities" in 2004.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Tarragon Corporation and subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2006, expressed an unqualified opinion on management's assessment of, and an unqualified opinion on the effective operation of, internal control over financial reporting.

Grant Thornton LLP

Dallas, Texas
March 15, 2006

Consolidated Balance Sheets

December 31,	2005	2004
	(dollars in thousands)	
ASSETS		
Homebuilding inventory:		
Land and land improvement costs	**$ 259,287**	$ 99,353
Construction in progress	**795,781**	188,000
Real estate held for investment (net of accumulated depreciation of $21,392 in 2005 and $128,375 in 2004)	**122,165**	489,215
Contracts receivable	**49,745**	99,744
Assets held for sale	**63,521**	21,870
Investments in and advances to partnerships and joint ventures	**79,173**	48,074
Cash and cash equivalents	**38,627**	22,066
Restricted cash	**21,830**	30,210
Other assets, net	**65,415**	49,759
	$ 1,495,544	$1,048,291
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Notes and interest payable:		
Loans on homebuilding developments	**$ 760,152**	$ 217,674
Mortgages on real estate	**58,969**	478,135
Subordinated unsecured notes	**65,000**	—
Senior convertible notes	**5,750**	62,000
Other notes payable	**11,144**	8,400
Accrued interest	**5,312**	4,038
Liabilities related to assets held for sale	**54,671**	20,664
Deferred tax liability	**71,793**	12,720
Other liabilities	**97,852**	71,217
	1,130,643	874,848
Commitments and contingencies		
Minority interest	**14,403**	21,760
Stockholders' equity:		
Common stock, $.01 par value; authorized shares, 100,000,000; shares issued, 37,937,860 in 2005 and 21,179,479 in 2004	**379**	212
Special stock, $.01 par value; authorized shares, 17,500,000; no shares outstanding	**—**	—
Cumulative preferred stock, $.01 par value; authorized shares, 2,500,000; shares outstanding, 748,833 in 2005 and 753,333 in 2004; liquidation preference, $8,986 in 2005 and $9,040 in 2004, or $12 per share	**7**	8
Paid-in capital	**402,531**	336,846
Accumulated deficit	**(13,661)**	(158,553)
Treasury stock, at cost (9,370,496 shares in 2005 and 5,856,587 shares in 2004)	**(38,758)**	(26,830)
	350,498	151,683
	$ 1,495,544	$1,048,291

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Income

For the Years Ended December 31,	2005	2004	2003
	(dollars in thousands, except per share data)		
Revenue			
Homebuilding sales	**$504,722**	$220,465	$ 56,279
Rental and other	**67,212**	62,399	48,907
	571,934	282,864	105,186
Expenses			
Cost of homebuilding sales	**394,999**	175,279	46,431
Property operations	**33,904**	32,301	26,168
Depreciation	**11,033**	14,307	12,065
Provision for estimated losses	**1,628**	—	—
Impairment charges	—	733	—
General and administrative			
Corporate	**21,015**	16,407	13,234
Property	**5,072**	4,359	3,692
	467,651	243,386	101,590
Other income and expenses			
Equity in income of partnerships and joint ventures	**97,295**	21,530	22,476
Minority interests in income of consolidated partnerships and joint ventures	**(2,564)**	(3,818)	(2,590)
Interest income (including $242 in 2005, $332 in 2004, and $678 in 2003 from affiliates)	**995**	728	1,605
Interest expense (including $49 in 2005, $12 in 2004, and $2 in 2003 to affiliates)	**(27,801)**	(19,373)	(17,883)
Gain on sale of real estate	**3,808**	378	1,223
Gain (loss) on disposition of other assets	**(300)**	2,075	—
Loss on early extinguishment of debt	**(9,354)**	—	—
Litigation, settlements, and other claims	**(1,214)**	(250)	60
Income from continuing operations before income taxes	**165,148**	40,748	8,487
Income tax expense	**(62,839)**	(7,400)	—
Income from continuing operations	**102,309**	33,348	8,487

The accompanying notes are an integral part of these Consolidated Financial Statements.

(continued)

Consolidated Statements of Income *(continued)*

For the Years Ended December 31,	**2005**	2004	2003
	(dollars in thousands, except per share data)		
Discontinued operations, net of income taxes ($26.7 million in 2005, $7.6 million in 2004, and none in 2003)			
Income (loss) from operations	**$ 1,773**	$ 410	$ (411)
Gain on sale of real estate	**41,709**	10,950	23,118
Net income	**145,791**	44,708	31,194
Dividends on cumulative preferred stock	**(899)**	(904)	(785)
Net income allocable to common stockholders	**$144,892**	$ 43,804	$ 30,409
Earnings per common share—basic			
Income from continuing operations allocable to common stockholders	**$ 3.93**	$ 1.44	$ .35
Discontinued operations	**1.68**	.50	1.03
Net income allocable to common stockholders	**$ 5.61**	$ 1.94	$ 1.38
Earnings per common share—assuming dilution			
Income from continuing operations allocable to common stockholders	**$ 3.36**	$ 1.23	$ .31
Discontinued operations	**1.35**	.42	.89
Net income allocable to common stockholders	**$ 4.71**	$ 1.65	$ 1.20

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

	Preferred Stock		Common Stock		Paid-in Capital	Accumulated Deficit	Treasury Stock Amount	Stockholders' Equity
	Shares	Amount	Shares	Amount				
					(dollars in thousands)			
Balance, January 1, 2003	560,518	$ 6	7,896,760	$116	$337,547	$(232,766)	$(31,170)	$ 73,733
Repurchase of common stock	—	—	(275,443)	—	—	—	(4,151)	(4,151)
Retirement of preferred stock	(3,000)	—	—	—	(35)	—	—	(35)
Retirement of treasury stock	—	—	—	(9)	(8,045)	—	8,054	—
Stock options exercised	—	—	38,644	—	246	—	—	246
Three-for-two common stock split	—	—	3,924,012	58	(58)	—	—	—
Dividends on cumulative preferred stock ($1.20 per share)	—	—	—	—	—	(785)	—	(785)
Compensation expense related to stock options granted	—	—	—	—	268	—	—	268
Purchase of homebuilding inventory	195,815	2	—	—	2,856	—	—	2,858
Net income	—	—		—	—	31,194	—	31,194
Balance, December 31, 2003	753,333	8	11,583,973	165	332,779	(202,357)	(27,267)	103,328
Repurchase of common stock	—	—	(152,094)	—	—	—	(2,093)	(2,093)
Retirement of treasury stock	—	—	—	(4)	(2,526)	—	2,530	—
Stock options exercised	—	—	996,083	10	5,870	—	—	5,880
Income tax benefits for nonqualified stock option exercises	—	—	—	—	331	—	—	331
Five-for-four common stock split	—	—	2,894,930	41	(41)	—	—	—
Dividends on cumulative preferred stock ($1.20 per share)	—	—	—	—	—	(904)	—	(904)
Compensation expense related to stock options granted	—	—	—	—	433	—	—	433
Net income	—	—	—	—	—	44,708	—	44,708
Balance, December 31, 2004	753,333	8	15,322,892	212	336,846	(158,553)	(26,830)	151,683
Repurchase of common stock	—	—	(603,016)	—	—	—	(11,928)	(11,928)
Retirement of preferred stock	(4,500)	(1)	—	—	(56)	—	—	(57)
Stock issued in connection with conversion of convertible debt	—	—	4,595,579	46	56,204	—	—	56,250
Acquisition of interests in partnerships and joint ventures	—	—	85,402	—	1,771	—	—	1,771
Dividends on cumulative *preferred stock* ($1.20 per share)	—	—	—	—	—	(899)	—	(899)
Stock options exercised	—	—	1,463,159	15	6,066	—	—	6,081
Three-for-two common stock split	—	—	7,703,348	106	(106)	—	—	—
Compensation expense related to stock options granted	—	—	—	—	1,020	—	—	1,020
Income tax benefits for non-qualified stock option exercises	—	—	—	—	786	—	—	786
Net income	—	—	—	—	—	145,791	—	145,791
Balance, December 31, 2005	**748,833**	**$ 7**	**28,567,364**	**$379**	**$402,531**	**$ (13,661)**	**$(38,758)**	**$350,498**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31,	2005	2004	2003
	(dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 145,791**	$ 44,708	$ 31,194
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Deferred income taxes	**59,073**	14,575	—
(Gain) loss on disposition of other assets	**300**	(2,075)	—
Gain on sale of real estate	**(71,134)**	(18,366)	(24,341)
Litigation, settlements, and other claims	**1,214**	250	(60)
Minority interests in income of consolidated partnerships and joint ventures	**2,564**	3,818	2,590
Depreciation and amortization	**28,499**	25,915	23,678
Provision for estimated losses and impairment charges	**3,066**	1,133	—
Equity in income of partnerships and joint ventures	**(97,295)**	(21,530)	(22,476)
Noncash stock-based compensation	**1,020**	433	268
Deposits on purchases of homebuilding inventory	**(12,002)**	(5,179)	(1,918)
Changes in other operating assets and other liabilities, net of effects of noncash investing and financing activities:			
Homebuilding inventory	**(557,739)**	(117,405)	(306)
Contracts receivable	**49,999**	43,214	—
Interest receivable	**23**	83	(705)
Other assets	**(7,341)**	(23,553)	(560)
Other liabilities	**1,136**	9,015	(2,568)
Interest payable	**(38,349)**	(20,288)	466
Net cash provided by (used in) operating activities	**(491,175)**	(65,252)	5,262
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of rental apartment communities	**(39,667)**	(15,526)	—
Purchase of land for development	**(467)**	(4,535)	(2,156)
Proceeds from the sale of real estate	**86,653**	14,706	24,244
Property capital improvements	**(6,711)**	(8,412)	(11,161)
Costs of developing rental apartment communities	**(45,980)**	(11,118)	(10,233)
Earnest money deposits paid	**(1,186)**	(1,196)	(87)
Note receivable collections	**747**	18	152
Net distributions from partnerships and joint ventures	**88,864**	16,735	12,120
Net advances to partnerships and joint ventures for development costs or for the purchase of land for development	**(3,749)**	(27,063)	(35,271)
Net cash acquired with consolidation of partnerships and joint ventures	**50**	225	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

(continued)

Consolidated Statements of Cash Flows *(continued)*

For the Years Ended December 31,	2005	2004	2003
		(dollars in thousands)	
CASH FLOWS FROM INVESTING ACTIVITIES *(continued)*			
Proceeds from disposition of other assets	$ —	$ 2,075	$ —
Distributions to minority partners of consolidated partnerships and joint ventures	(3,526)	(1,010)	(1,245)
Buyout of minority partners	(21,850)	(11,081)	—
Other	310	—	—
Net cash provided by (used in) investing activities	53,488	(46,182)	(23,637)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings	1,051,704	429,652	230,565
Principal payments on notes payable	(585,997)	(320,746)	(204,765)
Premium paid on conversion of convertible notes	(4,340)	—	—
Stock repurchases	(11,955)	(2,093)	(4,186)
Dividends to stockholders, including amounts accrued in prior years	(929)	(904)	(791)
Proceeds from the exercise of stock options	6,081	5,880	246
Other	(316)	85	909
Net cash provided by financing activities	454,248	111,874	21,978
Net increase in cash and cash equivalents	16,561	440	3,603
Cash and cash equivalents, beginning of year	22,066	21,626	18,023
Cash and cash equivalents, end of year	$ 38,627	$ 22,066	$ 21,626
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest paid	$ 65,285	$ 44,585	$ 23,650
Income taxes paid	$ 21,987	$ 470	$ —

The accompanying notes are an integral part of these Consolidated Financial Statements.

(continued)

Consolidated Statements of Cash Flows *(continued)*

For the Years Ended December 31,	2005	2004	2003
		(dollars in thousands)	
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Changes in assets and liabilities in connection with the purchase of rental apartment communities:			
Real estate	**$ 39,342**	$ 15,409	$ —
Restricted cash	**172**	114	—
Other assets	**555**	163	—
Other liabilities	**(402)**	(160)	—
Cash paid	**$ 39,667**	$ 15,526	$ —
Assets written off and liabilities released in connection with the sale of real estate:			
Real estate	**$ 108,172**	$ 24,579	$ 27,600
Other assets	**4,149**	648	523
Notes and interest payable	**(94,749)**	(28,519)	(27,394)
Other liabilities	**(2,014)**	(368)	(826)
Minority interest	**(39)**	—	—
Gain on sale	**71,134**	18,366	24,341
Cash received	**$ 86,653**	$ 14,706	$ 24,244
Effect on assets and liabilities of the consolidation of four apartment communities, six homebuilding projects, and one commercial property in 2004, and one apartment community in 2005:			
Real estate	**$ —**	$ 121,418	$ —
Homebuilding inventory	**17,161**	114,921	—
Contracts receivable	**—**	78,066	—
Investments in and advances to partnerships and joint ventures	**286**	(72,053)	—
Restricted cash	**626**	17,073	—
Other assets	**115**	15,203	—
Cash acquired on consolidations	**50**	225	—
Notes and interest payable	**(17,641)**	(243,809)	—
Other liabilities	**(597)**	(23,353)	—
Minority interest	**—**	(7,691)	—
	$ —	$ —	$ —

The accompanying notes are an integral part of these Consolidated Financial Statements.

(continued)

Consolidated Statements of Cash Flows *(continued)*

For the Years Ended December 31,	2005	2004	2003
	(dollars in thousands)		
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES *(continued)*			
Effect on assets and liabilities of the transfer of properties to an unconsolidated joint venture of one apartment community in 2003 and eleven apartment communities in 2005:			
Real estate	**$ (175,541)**	$ —	$ (16,377)
Investments in and advances to partnerships and joint ventures	**3,871**	—	2,549
Restricted cash	**(2,953)**	—	—
Other assets	**(1,683)**	—	(260)
Notes and interest payable	**172,640**	—	13,424
Other liabilities	**3,666**	—	664
	$ —	$ —	$ —
Purchase of mortgage receivable financed with note payable	**$ —**	$ —	$ 12,826
Liabilities that financed the purchase of homebuilding inventory	**$ 636,381**	$ 77,996	$ 61,279
Real estate transferred to homebuilding inventory	**$ 174,311**	$ —	$ —
Conversion of convertible debt to common stock	**$ 56,250**	$ —	$ —

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Tarragon Corporation, a homebuilder and real estate developer with over 30 years of experience in the real estate industry, its subsidiaries, and consolidated partnerships and joint ventures have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), the most significant of which are described in NOTE 1. "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES." The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the years then ended unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts. Certain balances for 2003 and 2004 have been reclassified to conform to the 2005 presentation.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation. The Consolidated Financial Statements include the accounts of Tarragon, its subsidiaries, and partnerships and joint ventures (which consist primarily of limited liability companies) it controls. Tarragon is deemed to control partnerships and joint ventures that have no unaffiliated owners and for which Tarragon is designated as the manager and the outside owners are given no participating rights, as defined in the Financial Accounting Standard Board's ("FASB") Emerging Issues Task Force 96-16 ("EITF 96-16") and EITF 04-5 Consensus. All significant intercompany transactions and balances have been eliminated.

In December 2003, the FASB issued Interpretation 46-R ("FIN 46R"), "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin 51, "Consolidated Financial Statements." FIN 46R changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46R requires a variable interest entity ("VIE") to be consolidated by a company if that company is exposed to a majority of the expected losses from the VIE's activities or entitled to receive a majority of the entity's residual returns or both. Additionally, if the holders of equity at risk as a group do not have controlling financial interest, the entity may be defined as a VIE. Once an entity is determined to be a VIE, the primary beneficiary must consolidate the VIE into its financial statements. We adopted the provisions of FIN 46R on January 1, 2004.

We have identified four joint ventures, over which we exercise significant influence but do not control, that qualify as VIEs and of which we are the primary beneficiary. These four entities have been consolidated in accordance with FIN 46R. Their assets and liabilities were recorded at carrying value. The four entities consist of two limited liability companies that are developing rental apartment communities, one with 328 units and the other with 90 units, one limited liability company engaged in homebuilding with a 215-unit age-restricted traditional new development, and one limited liability partnership engaged in land development. The aggregate total assets of these VIEs were $101 million as of December 31, 2005. Of the total assets, $23.1 million is classified as real estate held for investment, and $72.5 million is classified as homebuilding inventory in the accompanying December 31, 2005, Consolidated Balance Sheet. Gross revenue of these VIEs for the year ended December 31, 2005, was homebuilding sales of $10.7 million.

Real Estate and Depreciation. Real estate held for investment is carried at cost unless an impairment is determined to exist. We periodically evaluate whether events or changes in circumstances indicate that the carrying value of any of our properties held for investment may not be recoverable. This evaluation generally consists of a review of the property's cash flow and current and projected market conditions, as well as any changes in general and local economic conditions. If an impairment loss exists based on the results of this review, the asset's carrying value is written down to estimated fair value with a charge against current earnings.

Notes to Consolidated Financial Statements *(continued)*

We capitalize improvements and major rehabilitation projects that increase the value of the respective property and have useful lives greater than one year except for individual expenditures less than $10,000 that are not part of a planned renovation project. Depreciation is provided against real estate held for investment by the straight-line method over the estimated useful lives of the assets, as summarized in the following table.

Carpet and vinyl flooring	5 years
Appliances and common area upgrades	10 years
Roof replacements	10-15 years
Boiler/HVAC replacements	10-20 years
Plumbing replacements and apartment upgrades	20 years

Properties for which we have implemented a plan of disposal are reclassified to assets held for sale. We cease depreciating the properties held for sale in the month following their reclassification to held for sale. These properties remain classified as held for sale until sold or until we decide to discontinue our plan of disposal.

We resume depreciating properties reclassified from held for sale to held for investment in the month of their reclassification, and depreciation expense is adjusted to record depreciation for the time during which the properties were classified as held for sale. Real estate held for sale is carried at the lower of cost or estimated fair value less estimated costs to sell.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" operating results for assets sold or held for sale are presented as discontinued operations for current and all prior years presented.

Homebuilding Inventory. Homebuilding inventory consists of land and land improvements and construction in progress. Land and land improvements include costs of land acquired and any additional improvement costs to ready land for use. Construction in progress includes development costs of new construction of condominiums, townhomes, high- and mid-rise developments, and acquisition and development costs of condominium conversions in various stages of construction. Homebuilding inventory, including capitalized interest and real estate taxes, is carried at the lower of cost or fair value determined by evaluation of individual projects. Whenever events or circumstances indicate that the carrying value of homebuilding inventory may not be recoverable, the related assets are written down to their estimated fair value less selling costs.

Warranties. We provide warranties on workmanship and structural integrity in accordance with statutory requirements, which vary by state. Warranty reserves have been established by charging cost of sales and recording a warranty liability. The amounts charged are estimated by management to be adequate to cover expected warranty-related costs under all unexpired warranty obligation periods.

Capitalized Interest. We capitalize interest on funds used in constructing property from the date of initiation of construction activities through the time the property is ready for leasing or sale. Interest of $42.6 million, $14.2 million, and $1.7 million was capitalized during 2005, 2004, and 2003, respectively. Total interest incurred for 2005, 2004, and 2003 was $70.3 million, $39.9 million, and $25.6 million, respectively.

Cash Equivalents. We consider all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Restricted Cash. Restricted cash is primarily escrow accounts, generally held by the lenders of certain of our mortgage notes payable, for taxes, insurance, and property repairs and replacements and buyer deposits on our for-sale properties held in escrow.

Other Assets. Other assets consist primarily of notes and interest receivable, tenant accounts receivable, deferred borrowing costs, prepaid leasing commissions, and deposits on potential homebuilding projects. Deferred borrowing costs are amortized on the straight-line method (which has approximated the effective interest method) over the related loan terms, and such amortization is included in interest expense. Prepaid leasing commissions are amortized to leasing commission expense, included in property operating expenses, on the straight-line method over the related lease terms.

Goodwill. Goodwill was recorded in connection with the acquisitions of Tarragon Realty Advisors and Accord Properties Associates and, until December 31, 2001, was amortized on the straight-line method. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized but rather carried on the balance sheet as a permanent asset and is subject to at least annual assessment for impairment by applying a fair-value-based test. The balance of goodwill was $2.7 million as of December 31, 2005 and 2004.

Revenue Recognition. Homebuilding sales revenue is typically recognized at the time of closing under the completed contract method. The related profit is recognized when collectibility of the sale price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred until such requirements are met. For mid-rise and high-rise condominium developments, where construction typically takes eighteen months or more, the percentage-of-completion method is employed. Under this method, once construction is beyond a preliminary stage, a substantial percentage of homes are under firm contracts, buyers are committed to the extent of being unable to require refunds except for non-delivery of the home, the sale prices are deemed collectible, and remaining costs and revenues can be reasonably estimated, revenue is recorded as a portion of the value of non-cancelable sale contracts. Revenue recognized is calculated based upon the percentage of construction costs incurred in relation to total estimated construction costs. Any amounts due under sale contracts, to the extent recognized as revenue, are recorded as contracts receivable.

Rental revenue is recognized on the straight-line method. Lease terms for our apartment communities are generally for one year or less. Lease terms for our commercial properties are generally from three to five years, although they may be shorter or longer. Rental concessions are deferred and amortized on the straight-line method over the lease terms as a reduction to rental revenue. We accrue percentage rentals only after the tenants' sales have reached the threshold provided in the lease.

Interest and management fee revenue are recognized when earned. Revenue from long-term laundry and cable service contracts is deferred and amortized to income on the straight-line method over the terms of the contracts.

Gains on Sale of Real Estate. Gains on sales of real estate are recognized when and to the extent permitted by SFAS No. 66, "Accounting for Sales of Real Estate." Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery, or financing method, whichever is appropriate.

Investments in Noncontrolled Partnerships and Joint Ventures. We use the equity method to account for investments in partnerships and joint ventures over which we exercise significant influence but do not control, and that are not required to be consolidated under the provisions of FIN 46R as discussed above. Under the equity method, our initial investments are increased by our proportionate share of the partnerships' and joint ventures' operating income and additional advances and decreased by our proportionate share of the partnerships' and joint ventures' operating losses and distributions received. We determine our proportionate share of the profits or losses of the partnerships and joint ventures consistent with the allocation of cash distributions in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position ("SOP") 78-9. Our interest in intercompany transactions is eliminated.

Stock Splits. In January 2005, the board of directors approved a three-for-two stock split effective February 10, 2005. In December 2003, the board of directors approved a five-for-four stock split effective January 15, 2004. In January 2003, the board of directors approved a three-for-two stock split effective February 14, 2003. Weighted average shares of common stock outstanding and stock options outstanding, granted, exercised, and forfeited in NOTE 8. "STOCK-BASED AWARDS" have been restated to give effect to the stock splits.

Earnings per Common Share. Earnings per share of common stock is computed based upon the weighted average number of shares outstanding during each year. All share and per share data have been restated to give effect to the three-for-two stock splits on February 14, 2003, and February 10, 2005, and the five-for-four stock split on January 15, 2004. See NOTE 7. "EARNINGS PER COMMON SHARE."

Notes to Consolidated Financial Statements *(continued)*

Fair Value of Financial Instruments. Disclosure about fair value of financial instruments is based on pertinent information available to us as of December 31, 2005 and 2004. Considerable judgment is necessary to interpret market data and develop estimated fair values. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values. For these reasons, the estimated fair values presented may differ significantly from the actual amounts we may pay.

As of December 31, 2005 and 2004, we estimated that the carrying amounts for cash and cash equivalents and restricted cash approximated fair value because of the short maturities of these instruments. In addition, we estimated that the carrying amounts of notes receivable and other liabilities approximated fair value. The fair values of notes payable are estimated by discounting future expected cash flows using current rates for loans with similar terms and maturities or, for the senior convertible notes, at the value of the common stock into which it is convertible. See NOTE 4. "NOTES AND INTEREST PAYABLE" for the disclosure of fair values of notes payable.

Stock-Based Awards. Prior to 2002 we applied Accounting Principles Board's Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related Interpretations in accounting for our stock option plans. In 2002, we adopted the fair value method defined in SFAS No. 123, "*Accounting for Stock-Based Compensation*," which indicates that the fair value method is the preferable method of accounting and that compensation costs be recognized in financial statements rather than pro forma disclosure. In December 2002, the FASB amended SFAS No. 123 by issuing SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which we adopted upon issuance. We elected to apply the fair value method prospectively for all options granted since the beginning of 2002.

Under APB No. 25, compensation costs related to stock options issued pursuant to compensatory plans are charged to expense over the periods during which the grantee performs the related services. Because awards under the plans vest over five years, the cost related to stock-based employee compensation included in the determination of net income for 2005, 2004, and 2003 is less than that which would have been recognized if the fair-value-based method had been applied to all awards. The following table illustrates the effect on net income and earnings per common share if the fair-value-based method had been applied to all outstanding and unvested awards in each period. For more information about our stock option plans, see NOTE 8. "STOCK-BASED AWARDS."

For the Years Ended December 31,	2005	2004	2003
Net income allocable to common stockholders, as reported	**$ 144,892**	$43,804	$30,409
Add:			
Stock-based employee compensation expense included in reported net income, net of income taxes	**632**	259	268
Deduct:			
Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of income taxes	**(653)**	(261)	(465)
Pro forma net income allocable to common stockholders	**$ 144,871**	$43,802	$30,212
Earnings per common share—basic			
Net income allocable to common stockholders, as reported	**$ 5.61**	$ 1.94	$ 1.38
Net income allocable to common stockholders, pro forma	**$ 5.61**	$ 1.94	$ 1.37
Earnings per common share—assuming dilution			
Net income allocable to common stockholders, as reported	**$ 4.71**	$ 1.65	$ 1.20
Net income allocable to common stockholders, pro forma	**$ 4.71**	$ 1.65	$ 1.19

Marketing Costs. Marketing costs, including advertising, incurred in connection with newly constructed rental apartment communities in lease-up are deferred and amortized to property operating expenses over the lease-up period. Marketing costs incurred in connection with for-sale communities are deferred and recorded as cost of sales when sales revenue is recognized. All other advertising costs are recorded to property operating expenses as incurred. Total advertising costs included in operating expenses were $911,000 (net of $297,000 included in discontinued operations) in 2005, $950,000 (net of $492,000 included in discontinued operations) in 2004, and $545,000 (net of $628,000 included in discontinued operations) in 2003.

Concentrations of Credit Risks. We maintain cash equivalents in accounts with financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. We monitor the financial stability of the depository institutions regularly.

Employee Benefit Plan. We have a defined contribution plan covering substantially all of our employees. Our contributions are 401(k) matches determined based on 100% of the first 3% and 50% of the next 2% of the employee's salary deferrals. Total plan expense was $505,000 in 2005, $382,000 in 2004, and $330,000 in 2003 and is included in corporate and property general and administrative expenses in the accompanying Consolidated Statements of Income.

Income Taxes. We recognize deferred tax assets and liabilities based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted statutory tax rate. A valuation allowance is recorded to the extent realization of deferred tax assets is uncertain.

Notes to Consolidated Financial Statements *(continued)*

NOTE 2. MINORITY INTERESTS

In February 2000, Tarragon entered into an agreement to acquire the interests of Robert C. Rohdie and certain of his affiliates in ten apartment communities. Simultaneously, he became a member of our board of directors and chief executive officer of Tarragon Development Corporation, a wholly-owned subsidiary of Tarragon. Mr. Rohdie, Tarragon's partner in the development of these projects, contributed his equity interests to Tarragon Development Company, LLC ("TDC"), a newly formed entity, in exchange for a preferred interest in the entity. For five of the ten properties that had been completed as of the date of the agreement, Mr. Rohdie received a preferred interest with a fair value of $5 million. The initial $5 million of purchase consideration was allocated to the five completed properties based upon their relative fair values. In accordance with the terms of the agreement, the purchase of the remaining five properties, which were in various stages of construction or development planning in February 2000, was contingent upon their completion, as defined in the agreement. During 2001, four of the five remaining apartment communities were completed, as defined in the agreement, and Mr. Rohdie received additional preferred interests in TDC with an aggregate fair value approximating $3.8 million. Mr. Rohdie received an additional preferred interest with a fair value of approximately $1.3 million for the final apartment community in May 2003.

Mr. Rohdie's preferred interest earns a guaranteed return. For 80% of the preferred interest, it is a guaranteed fixed return of 5% for the first two years, increasing by 1% per year until it reaches 10% in year seven. The remaining 20% of the preferred interest earns an amount equal to cash dividends payable, if any, on 668,096 shares (adjusted to give effect to the February 2005 three-for-two stock split) of Tarragon common stock. Mr. Rohdie received distributions of $577,722 in 2003, $421,889 in 2004, and $623,556 in 2005 in payment of this guaranteed return.

Mr. Rohdie can convert his preferred interest in TDC into 668,096 shares of our common stock and preferred stock with a face value of up to $8 million and a like dividend to his guaranteed fixed return. If we do not have available a class of preferred stock outstanding at the time of the conversion, or at our discretion, we may pay the cash value of Mr. Rohdie's preferred interest over three years. Beginning in February 2006, Mr. Rohdie may elect to convert his preferred interest into cash, payable over three years. The cash value that would be payable for the conversion of the preferred interest is equal to the sum of (1) the liquidation preference multiplied by the number of shares of preferred stock payable upon conversion (550,000 shares as of December 31, 2005) and (2) the market value of 668,096 shares of our common stock. As of December 31, 2005, the cash value was $20,376,148.

Tarragon is the sole manager of TDC and makes all decisions regarding the operation, management, or control of its business and therefore consolidates this entity. Mr. Rohdie's interest in TDC is presented as a minority interest. The guaranteed fixed return payable to Mr. Rohdie is being recorded based on an annual effective yield of 8.53% and is reflected in "Minority interests in income of consolidated partnerships and joint ventures" in the accompanying Consolidated Statements of Income.

In July 2004, we purchased the $9.5 million preferred interests of the outside partner in Antelope Pines Estates, L.P., and Woodcreek Garden Apartments, L.P. We sold Antelope Pines in December 2004 and Woodcreek Garden in January 2005. In accordance with SFAS No. 144, the operating results of these properties, along with the gains on sale, have been presented in discontinued operations for all periods presented in the accompanying Consolidated Statements of Income. See NOTE 13. "ASSETS HELD FOR SALE."

During 2005, we purchased the interests of our outside partners in four separate entities, which were presented as minority interests. In April 2005, we purchased the 30% outside member's interest in Fenwick Tarragon Apartments, L.L.C. for $1 million. In May 2005, we purchased the 30% outside partners' interest in Guardian-Jupiter Partners, Ltd. for $5 million. We purchased the 30% outside member's interest in Summit/Tarragon Murfreesboro, L.L.C. for $1.5 million in September 2005. Lastly, also in September 2005, we purchased the 30% outside member's interest in Lake Sherwood Partners, L.L.C. for $3.4 million. The excess of the aggregate $11.9 million purchase prices over the carrying amounts of the minority interests was capitalized to the basis of the properties.

NOTE 3. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES

Investments in and advances to partnerships and joint ventures consisted of the following at December 31:

	Profits Interest	Carrying Amount 2005	Carrying Amount 2004
801 Pennsylvania Avenue	50%	**$ —**	$ 30
Ansonia Apartments, L.P.[1]	89%	**—**	367
Ansonia Liberty, L.L.C.[1]	90%	**—**	10
Choice Home Financing, L.L.C.	50%	**425**	—
Danforth Apartment Owners, L.L.C.[1],[2]	99%	**—**	—
Delancy Square, L.L.C.	50%	**—**	5,778
Hoboken joint ventures:			
900 Monroe Street Development, L.L.C.	63%	**4,134**	1,792
Block 106 Development, L.L.C.	63%	**11,228**	—
Block 99/102 Development, L.L.C.	55%	**15,956**	5,622
Block 144 Development, L.L.C.	63%	**4,026**	282
Madison Warehouse Development, L.L.C.	63%	**10,918**	1,975
TDC/Ursa Hoboken Sales Center, L.L.C.	48%	**1,455**	1,140
Thirteenth Street Development, L.L.C.	50%	**—**	12,749
Upper Grand Realty, L.L.C.	50%	**—**	345
Larchmont Associates, L.P.[3]	57%	**—**	2,026
LOPO, L.P.	50%	**6,251**	—
Merritt Stratford, L.L.C.	50%	**256**	229
Orchid Grove, L.L.C.	50%	**2,774**	4,646
Orion Towers Tarragon L.L.P.	70%	**15,662**	2,100
Park Avenue Tarragon, L.L.C.	50%	**5,456**	6,119
Tarragon Calistoga, L.L.C.	80%	**632**	632
Tarragon Savannah I & II, L.L.C.[1],[2]	99%	**—**	2,232
Vineyard at Eagle Harbor, L.L.C.[2]	99%	**—**	—
		$79,173	$48,074

(1) In November 2005, Tarragon contributed its interests in eleven wholly-owned properties, Ansonia Liberty, Danforth Apartment Owners, and Tarragon Savannah I & II to Ansonia in exchange for an increased interest in Ansonia from 70% to 89.44%.

(2) In November 2005, we acquired the interest of Aetna in these joint ventures. Our interests in Danforth Apartment Owners, L.L.C. and Tarragon Savannah I & II, L.L.C. were contributed to Ansonia Apartments, L.P. Vineyard at Eagle Harbor, L.L.C. is now a consolidated entity.

(3) This partnership's sole asset, Arbor Glen Apartments, was sold in January 2005.

We exercise significant influence over but hold noncontrolling interests in each of the above partnerships or joint ventures or our outside partners have significant participating rights, as defined in the Financial Accounting Standard Board's Emerging Issues Task Force 96-16 and 04-5 Consensus. Therefore, we account for our investments in these partnerships and joint ventures using the equity method.

Notes to Consolidated Financial Statements *(continued)*

Ansonia Apartments, L.P. Our partner in Ansonia Apartments, L.P. ("Ansonia") is Ansonia L.L.C., the members of which are Robert Rothenberg, Saul Spitz, Eileen Swenson, Richard and Rebecca Frary, and Joel Mael. Messrs. Rothenberg and Spitz and Ms. Swenson became executive officers of Tarragon and Mr. Rothenberg was appointed to our board of directors in September 2000. Mr. Frary was appointed as a member of our board of directors in April 2004. Mr. Frary is also a partner in Tarragon Calistoga, L.L.C.

Tarragon's investment in Ansonia was fully recovered in 2002 from distributions to the partners of cash proceeds from property sales, mortgage refinancings, supplemental mortgages, and operations.

Equity in income of partnerships and joint ventures in the accompanying Consolidated Statements of Income includes $64.4 million (including the amount resulting from the financing transaction discussed below), $6.3 million, and $8.2 million, respectively, for the years ended December 31, 2005, 2004, and 2003 of distributions in excess of our share of Ansonia's earnings.

In November 2005, we contributed our interests in eleven consolidated properties and three unconsolidated properties to Ansonia in exchange for an increased ownership interest in Ansonia. The assets and liabilities were recorded on the books of Ansonia at Tarragon's or the previous joint ventures' historical cost basis, and Tarragon recognized no gain or loss on this transaction. Simultaneously, Ansonia closed a $391 million non-recourse structured financing secured by first and second lien mortgages on 23 of its properties and pledges of equity interests in the property-owning entities. After transaction costs and repayment of existing debt, this financing generated $70 million of net cash proceeds. We received a distribution of $64 million from Ansonia, representing our share of the net proceeds, and the balance of the net financing proceeds was distributed to our partners. This transaction reduced consolidated debt by $148 million and generated $60 million in income from distributions in excess of our investment in Ansonia.

Hoboken Joint Ventures. In November 2004, we entered into an agreement to purchase a portion of one of our partners' interests in various joint venture projects in The Upper Grand neighborhood of Hoboken, New Jersey, for an aggregate purchase price of $15 million. Pursuant to this agreement, we paid $10 million in November 2004 and the balance in February 2005 in exchange for assignments of all of Ursa Development Group, Inc.'s interests in the Block 88 and Adams Street developments, 50% of its interests in the Block 99 development, and 25% of its interests in all other Hoboken joint ventures except Thirteenth Street Development. In connection with this transaction, we acquired control of Adams Street Development and Block 88 Development and began consolidating these entities in November 2004. The purchase price was allocated among the interests acquired based on the relative fair values of their projects.

Loan Guarantees for Unconsolidated Partnerships and Joint Ventures. We have guaranteed two construction loans and three land loans of five unconsolidated joint ventures as of December 31, 2005. Our guarantee on these five loans is limited to $127.3 million on fully funded debt of $130.9 million. At December 31, 2005, we guaranteed $89.9 million of the $93.4 million outstanding on that date. At December 31, 2005, in connection with these guarantees, we have recorded liabilities totaling $2.1 million, which are presented in other liabilities in the accompanying Consolidated Balance Sheet.

As of December 31, 2004, we had guaranteed two mortgages and two construction loans of four unconsolidated joint ventures. Our guarantee on these four loans was limited to $92.5 million on fully funded debt of $194.5 million. At December 31, 2004, we guaranteed $63.3 million of the $152.5 million outstanding on that date.

At December 31, 2004, in connection with these guarantees, we had recorded liabilities totaling $392,000, which are presented in other liabilities in the accompanying Consolidated Balance Sheet. All four of these loans were repaid during 2005.

Below are unaudited summarized financial data for Ansonia Apartments and Park Avenue Tarragon individually and combined for our other unconsolidated partnerships and joint ventures that are not individually significant as of and for the periods indicated.

December 31, 2005	Ansonia Apartments	Park Avenue Tarragon	Other	All Partnerships
Homebuilding inventory	$ —	$ 17,317	$ 182,307	$ 199,624
Real estate	358,895	—	14,097	372,992
Accumulated depreciation	(65,613)	—	(7,573)	(73,186)
Other assets, net	15,687	3,831	16,583	36,101
Notes and interest payable	(420,152)	—	(114,602)	(534,754)
Other liabilities	(5,360)	(5,234)	(16,130)	(26,724)
Partners' capital (deficit)	$(116,543)	$ 15,914	$ 74,682	$ (25,947)
Our proportionate share of partners' capital (deficit)	$(100,154)	$ 4,287	$ 52,616	$ (43,251)
Cash distributions in excess of investment	83,416	—	—	83,416
Outside partner's share of undistributed cash	676	—	13,274	13,950
Loss in excess of investment unrecognized	15,452	—	—	15,452
Liability established (reversed) for debt guarantees	—	—	2,070	2,070
Costs associated with investment in joint ventures	610	1,169	5,757	7,536
Investments in and advances to partnerships and joint ventures	$ —	$ 5,456	$ 73,717	$ 79,173
Year Ended December 31, 2005				
Homebuilding sales	$ —	$130,440	$ 100,366	$ 230,806
Cost of homebuilding sales	—	(89,873)	(70,986)	(160,859)
Rental revenue	24,583	—	11,571	36,154
Mortgage banking income	—	—	916	916
Property and other operating expenses	(12,655)	—	(5,097)	(17,752)
Interest expense	(25,951)	—	(4,553)	(30,504)
Depreciation expense	(4,112)	—	(1,906)	(6,018)
Income from continuing operations	(18,135)	40,567	30,311	52,743
Discontinued operations				
Loss from operations[1]	—	—	(263)	(263)
Loss on sale of real estate	—	—	(350)	(350)
Net income	(18,135)	40,567	29,698	52,130
Elimination of interest and management fees paid to Tarragon	1,163	132	377	1,672
Net income before interest and management fees paid to Tarragon	$ (16,972)	$ 40,699	$ 30,075	$ 53,802
Equity in income of partnerships and joint ventures:				
Tarragon's share of net income before interest and management fees paid to Tarragon	$ (15,452)	$ 19,600	$ 12,829	$ 16,977
Cash distributions in excess of investment	64,778	—	88	64,866
Loss in excess of investment unrecognized	15,452	—	—	15,452
Equity in income of partnerships and joint ventures	$ 64,778	$ 19,600	$ 12,917	$ 97,295

(1) Revenue presented in discontinued operations was $172,000.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2004	Ansonia Apartments	Park Avenue Tarragon	Other	All Partnerships
Homebuilding inventory	$ —	$ 89,164	$ 55,624	$ 144,788
Real estate	96,430	—	90,009	186,439
Accumulated depreciation	(18,152)	—	(19,213)	(37,365)
Other assets, net	3,947	2,223	90,389	96,559
Notes and interest payable	(105,107)	(79,334)	(145,843)	(330,284)
Other liabilities	(1,778)	(584)	(16,980)	(19,342)
Partners' capital (deficit)	$ (24,660)	$ 11,469	$ 53,986	$ 40,795
Our proportionate share of partners' capital (deficit)	$ (17,648)	$ 6,009	$ 29,566	$ 17,927
Cash distributions in excess of investment	19,793	—	2,206	21,999
Liability established for debt guarantees	—	114	276	390
Advances	(1,778)	(4)	9,540	7,758
Investments in and advances to partnerships and joint ventures	$ 367	$ 6,119	$ 41,588	$ 48,074
Year Ended December 31, 2004				
Homebuilding sales	$ —	$ —	$ 95,031	$ 95,031
Cost of homebuilding sales	—	—	(65,681)	(65,681)
Rental revenue	20,791	—	15,073	35,864
Property and other operating expenses	(10,463)	—	(6,749)	(17,212)
Interest expense	(7,289)	—	(5,341)	(12,630)
Depreciation expense	(3,420)	—	(2,676)	(6,096)
Income from continuing operations	(381)	—	29,657	29,276
Discontinued operations				
Loss from operations[1]	—	—	(873)	(873)
Gain on sale of real estate	—	—	2,604	2,604
Net income	(381)	—	31,388	31,007
Elimination of interest and management fees paid to Tarragon	1,046	—	410	1,456
Net income before interest and management fees paid to Tarragon	$ 665	$ —	$ 31,798	$ 32,463
Equity in income of partnerships and joint ventures:				
Tarragon's share of net income before interest and management fees paid to Tarragon	$ 466	$ —	$ 16,410	$ 16,876
Cash distributions in excess of investment	5,871	—	(55)	5,816
Impairment loss	—	—	(1,162)	(1,162)
Equity in income of partnerships and joint ventures	$ 6,337	$ —	$ 15,193	$ 21,530

(1) Revenue presented in discontinued operations was $1.7 million.

Year Ended December 31, 2003	Ansonia Apartments	Other	All Partnerships
Homebuilding sales	$ —	$ 97,583	$ 97,583
Cost of homebuilding sales	—	(77,381)	(77,381)
Rental revenue	20,376	25,510	45,886
Property and other operating expenses	(10,410)	(13,327)	(23,737)
Interest expense	(7,053)	(10,117)	(17,170)
Depreciation expense	(3,355)	(5,480)	(8,835)
Income from continuing operations	(442)	16,788	16,346
Discontinued operations			
Loss from operations[1]	—	(1,477)	(1,477)
Net income	(442)	15,311	14,869
Elimination of interest and management fees paid to Tarragon	1,010	3,315	4,325
Net income before interest and management fees paid to Tarragon	$ 568	$ 18,626	$ 19,194
Equity in income of partnerships and joint ventures:			
Tarragon's share of net income before interest and management fees paid to Tarragon	$ 398	$ 13,271	$ 13,669
Cash distributions in excess of investment	7,675	1,445	9,120
Impairment loss	—	(313)	(313)
Equity in income of partnerships and joint ventures	$ 8,073	$ 14,403	$ 22,476

(1) Revenue presented in discontinued operations was $1.6 million.

NOTE 4. NOTES AND INTEREST PAYABLE

Notes and interest payable consisted of the following at December 31:

	2005		2004	
	Estimated Fair Value	**Book Value**	Estimated Fair Value	Book Value
Loans on homebuilding developments	**$762,174**	**$760,152**	$217,674	$217,674
Mortgages on real estate	**60,832**	**58,969**	488,300	478,135
Subordinated unsecured notes	**65,000**	**65,000**	—	—
Senior convertible notes	**9,687**	**5,750**	62,000	62,000
Other notes payable	**11,530**	**11,144**	8,400	8,400
Accrued interest	**5,312**	**5,312**	4,038	4,038
	$914,535	**$906,327**	$780,412	$770,247

Notes to Consolidated Financial Statements *(continued)*

Notes payable at December 31, 2005, bear interest at fixed rates from 1% to 8.79% per annum and variable rates currently ranging from 6.06% to 9.89% and mature from 2006 through 2051. The loans are generally non-recourse, with the exception of construction loans, and are collateralized by deeds of trust on real estate with an aggregate net carrying value of $1.1 billion. Some of our construction loans contain certain financial covenants. We are in compliance with all of the financial covenants as of December 31, 2005.

On June 15, 2005, we issued $40 million of subordinated unsecured notes due June 30, 2035. The notes bear interest, payable quarterly, at a rate of 8.71% through June 30, 2010, and thereafter at a variable rate equal to LIBOR plus 4.4% per annum. The notes are prepayable after June 30, 2010 at par. On September 12, 2005, we issued an additional $25 million of subordinated unsecured notes due October 30, 2035. The notes bear interest, payable quarterly, at a rate of 8.79% through October 30, 2010, and thereafter at a variable rate equal to LIBOR plus 4.4% per annum. The notes are prepayable after October 30, 2010, at par. These notes contain a debt service coverage ratio requirement and a minimum net worth requirement. We are in compliance with both of these financial covenants as of December 31, 2005.

On September 16, 2004, we completed the sale of $50 million principal amount of 8% Senior Convertible Notes Due 2009 (the "Notes"). The Notes are general, senior, unsecured obligations of Tarragon, bear interest at the rate of 8% per annum, and are convertible into our common stock at a conversion rate of 81.6993 shares per $1,000 in principal amount of Notes (equal to a conversion price of $12.24 per share of our common stock), subject to adjustment in certain instances. On November 19, 2004, we sold an additional $12 million principal amount of the Notes.

Interest on the Notes is payable semi-annually in March and September, and the principal balance of the Notes is payable at maturity in September 2009. Prior to September 16, 2007, the Notes are not redeemable. After that date, we have the right, but not the obligation, to redeem the Notes (in whole or in part) for cash at a redemption price of $1,000 original amount of Note, plus accrued and unpaid interest if the closing price of our common stock equals or exceeds 150% of the then applicable conversion price for 20 of 30 consecutive trading days. The Notes may also be subject to a "put option" by the Holders if a fundamental change occurs, as that term is defined in the Note Indenture. The Notes and the common stock issuable upon conversion of the Notes are now covered by Registration Statement No. 333-1211258 declared effective by the Commission on January 24, 2005. We will not receive any proceeds from the sale by the named selling security holders of the Notes or the shares of common stock issuable upon conversion of the Notes pursuant to such Registration.

On July 1, 2005, we converted $2 million of the Notes into 163,399 shares of common stock after presentment for conversion by a noteholder. On August 23, 2005, an additional $54.25 million of the Notes were converted into shares of our common stock pursuant to an offer to holders of the Notes. Each holder who converted their convertible notes prior to the expiration of the offer received 81.6993 shares of our common stock and $80 in cash for each $1,000 principal amount of convertible notes delivered for conversion plus accrued and unpaid interest. In connection with the offer, we issued 4,432,181 shares of common stock. We paid approximately $1.9 million in accrued interest for the period from March 16, 2005, through August 23, 2005 and a premium of $4.3 million and wrote off $2.9 million of deferred financing expenses. The outstanding balance of remaining senior convertible notes was $5.75 million at December 31, 2005.

Other notes payable as of December 31, 2005, consist of $4.3 million of unsecured loans and $7 million outstanding under a bank line of credit. We have $3.6 million outstanding under a bank line of credit secured by mortgages on four properties and Tarragon common stock pledged by affiliates of William S. Friedman, our chief executive officer and chairman of our board of directors. See NOTE 9. "RELATED PARTY TRANSACTIONS." At December 31, 2005, $12.4 million was available to us, and the outstanding balance is included in Mortgages on Real Estate in the table above. We also have an unused $20 million unsecured line of credit with affiliates of Mr. Friedman and a $10 million unsecured line of credit under which $3 million was available at December 31, 2005. For the terms of the line of credit with affiliates of Mr. Friedman, see NOTE 9. "RELATED PARTY TRANSACTIONS."

At December 31, 2005, scheduled principal payments on notes payable are due as follows:

2006	$303,644
2007	329,992
2008	119,033
2009	25,488
2010	26,860
Thereafter	95,998
	$901,015

NOTE 5. COMMON STOCK REPURCHASE PROGRAM

The board of directors has authorized a common stock repurchase program. In 2005, 2004, and 2003, Tarragon repurchased an aggregate of 1,030,553 shares of its common stock in open market and negotiated transactions at a cost of $18.2 million. Our cumulative cost of common stock repurchases is $54.8 million. As of December 31, 2005, Tarragon had authorization to repurchase an additional 106,975 common shares.

NOTE 6. 10% CUMULATIVE PREFERRED STOCK

Our outstanding 10% cumulative preferred stock pays a fixed dividend of $1.20 per year, payable quarterly, and has a liquidation value of $12 per share. We may redeem our preferred stock at any time after June 30, 2003, at the liquidation value plus a premium of $0.50 per share, which declines by $0.10 per share each year thereafter. No mandatory redemption or "sinking fund" is required.

NOTE 7. EARNINGS PER COMMON SHARE

Earnings per common share have been computed based on the weighted average number of shares of common stock outstanding. Following is a reconciliation of earnings per common share and earnings per common share—assuming dilution. The information has been restated to give effect to the three-for-two stock splits in February 2003 and February 2005 and the five-for-four stock split in January 2004.

For the Years Ended December 31,	**2005**	2004	2003
Net income allocable to common stockholders, as reported	**$144,892**	$43,804	$30,409
Add:			
Interest expense on convertible notes, net of income taxes	**6,757**	918	—
Net income allocable to common stockholders—assuming dilution	**$151,649**	$44,722	$30,409
Weighted average shares of common stock used in computing earnings per share	**25,823,431**	22,528,561	21,975,137
Convertible preferred interest of minority partner in consolidated joint venture	**668,096**	668,096	668,096
Convertible notes	**3,404,846**	1,313,008	—
Effect of stock appreciation rights	**97,152**	7,529	—
Effect of stock options	**2,202,790**	2,530,179	2,743,569
Weighted average shares of common stock used in computing earnings per share—assuming dilution	**32,196,315**	27,047,373	25,386,802
Earnings per common share			
Net income allocable to common stockholders—basic	**$ 5.61**	$ 1.94	$ 1.38
Net income allocable to common stockholders—assuming dilution	**$ 4.71**	$ 1.65	$ 1.20

The convertible preferred interest of minority partner in consolidated joint venture represents the preferred interest of Mr. Rohdie in a joint venture we consolidate (see NOTE 2. "MINORITY INTERESTS.") On a weighted average basis, options to purchase 2,760,180 shares of common stock at a price of $4.25 in 2005, 4,435,494 shares of common stock at a price of $4.07 in 2004, and 5,446,865 shares of common stock at a price of $3.83 in 2003 were outstanding. During 2005, the effect of 16,146 stock options with exercise prices above the market price of our common stock is not reflected because their effect is anti-dilutive. During 2004 and 2003, the exercise prices of all options were less than the average market price of our common stock.

NOTE 8. STOCK-BASED AWARDS

Tarragon has an Independent Director Stock Option Plan (the "Director Plan"), a Share Option and Incentive Plan (the "Incentive Plan"), and an Omnibus Plan (collectively, the "Option Plans"). The Director Plan and the Incentive Plan terminated in November 2005, and there will be no future grants under these plans. Through November 2005, under Tarragon's Director Plan, independent directors received annual awards of options to purchase 2,000 shares of Tarragon common stock on January 1 of each year. The options were immediately exercisable and expire on the earlier of the first anniversary of the date on which the director ceases to serve as a director or ten years from the date of grant. The compensation committee of our board of directors adopted a standing resolution to grant non-employee directors options to purchase 2,000 shares of Tarragon common stock on the first business day of each year under the Omnibus Plan consistent with the annual grants under the Director Plan.

Through November 2005, under the Incentive Plan, incentive stock options were awarded to officers and employees of Tarragon and its subsidiaries. These stock options vest between one and five years from the date of grant and expire ten years thereafter, unless the optionees' relationship with Tarragon terminates earlier.

On June 14, 2004, our stockholders approved the adoption of an Omnibus Plan for employee and director options and stock-based awards. Under this Plan, we have a maximum of two million shares of common stock available for issuance, including an aggregate of one million shares of common stock that are available for issuance of awards other than stock options. The Plan authorizes the award of incentive stock options and non-qualified stock options to our employees and directors, as well as restricted or unrestricted stock awards or stock units; dividend equivalent rights; other stock-based awards, including stock appreciation rights payable in stock or cash; and performance-based and annual incentive awards. As of December 31, 2005, there were 1,722,250 shares of common stock available for grant under the Omnibus Plan.

The following table summarizes stock option activity:

For the Years Ended December 31,	2005		2004		2003	
	Number of Options	**Weighted Average Exercise Prices**	Number of Options	Weighted Average Exercise Prices	Number of Options	Weighted Average Exercise Prices
Outstanding at January 1	**4,150,959**	**$ 4.06**	5,533,843	$3.93	5,140,880	$3.68
Granted	**70,125**	**22.96**	128,619	8.46	508,127	6.59
Exercised	**(1,457,349)**	**3.81**	(1,494,121)	3.93	(70,827)	3.26
Forfeited	**(41,968)**	**7.27**	(17,382)	7.58	(44,337)	4.83
Outstanding at December 31	**2,721,767**	**$ 4.48**	4,150,959	$4.06	5,533,843	$3.93
Exercisable at December 31	**2,307,752**	**$ 3.68**	3,489,946	$3.73	4,791,070	$3.74
Weighted average grant-date fair value of options granted:						
To employees and directors		**$ 6.30**		$2.96		$2.57
In connection with acquisitions						$3.33

The following table summarizes stock appreciation rights ("SARs") activity:

For the Years Ended December 31,	2005		2004	
	Number of SARs	**Weighted Average Exercise Prices**	Number of SARs	Weighted Average Exercise Prices
Outstanding at January 1	**105,300**	**$ 8.75**	—	$ —
Granted	**311,000**	**10.96**	105,300	8.75
Exercised	**(88,150)**	**15.37**	—	—
Forfeited	**(4,354)**	**23.07**	—	—
Outstanding at December 31	**323,796**	**$13.74**	105,300	$8.75
Exercisable at December 31	**35,650**	**$10.28**	7,800	$8.65
Weighted average grant-date fair value of SARs granted:				
To employees and directors		**$ 3.49**		$2.52

These stock appreciation rights have ten-year terms, are limited in appreciation to $15 per share, and may be settled only in shares of our common stock.

Notes to Consolidated Financial Statements *(continued)*

The fair value of each option and stock appreciation right is estimated on the date of grant using the Black-Scholes option-pricing model with *the following weighted average assumptions:*

For the Years Ended December 31,	2005	2004	2003	
	Granted to Employees and Directors	Granted to Employees and Directors	Granted in Connection with Acquisition of Homebuilding Inventory	Granted to Employees and Directors
Dividend yield	**—**	—	—	—
Expected volatility	**21%**	22%	22%	22%
Risk-free interest rate	**3.64%**	4.21%	3.78%	3.90%
Expected lives (in years)	**4.62**	6.58	8	8
Forfeitures	**1.8%**	1.8%	—	1.4%

The following table summarizes information about the options outstanding at December 31, 2005:

	Outstanding			Exercisable	
Range of Exercise Prices	Options	Weighted Average Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$ 1.63– 3.53	1,691,839	4.60	$ 3.14	1,691,467	$ 3.14
4.24– 5.42	773,803	5.64	4.69	548,747	4.71
7.47– 8.89	126,375	7.92	8.41	46,500	8.35
9.13–12.07	68,250	8.27	9.85	21,038	10.60
20.93–25.32	61,500	9.53	24.56	—	—
$ 1.63–25.32	2,721,767	5.26	$ 4.48	2,307,752	$ 3.68

In January 2006, we granted options to purchase 165,500 shares, of which 14,000 were immediately exercisable, and 81,086 shares of restricted stock under the Omnibus Plan.

The following table summarizes information about the SARs outstanding at December 31, 2005:

	Outstanding			Exercisable	
Range of Exercise Prices	SARs	Weighted Average Contractual Life	Weighted Average Exercise Price	SARs	Weighted Average Exercise Price
$ 8.47–12.11	155,199	8.94	$10.61	33,550	$ 9.57
16.33–19.97	167,197	9.07	16.58	700	19.10
21.20–23.63	1,400	9.38	22.88	1,400	22.88
$ 8.47–23.63	323,796	9.01	$13.74	35,650	$10.28

NOTE 9. RELATED PARTY TRANSACTIONS

With the approval of our board of directors, affiliates of William S. Friedman and his wife, Lucy N. Friedman, made a $20 million unsecured line of credit available to us. Interest is accrued on advances under the line of credit at LIBOR plus 1% per annum (or the lowest rate at which credit is offered to us by any third party). We incurred interest on this line of credit of $49,000 in 2005, $12,000 in 2004, and $2,000 in 2003. At December 31, 2005, there was no outstanding balance under the line of credit. Effective in January 2006, this line of credit was increased to $30 million and its term renewed and extended until January 2008.

As an accommodation to us, Mr. and Mrs. Friedman and their affiliates have pledged 975,000 shares of Tarragon common stock to secure an $18.3 million line of credit with a bank. We have agreed to indemnify Mr. and Mrs. Friedman and their affiliates from any loss, cost, or liability associated with these accommodation pledges or the lines of credit. As collateral for our indemnification obligations, we have agreed to pledge shares of our treasury stock to Mr. and Mrs. Friedman and their affiliates.

Prior to 2004, Tarragon provided property management services for rental properties owned by affiliates of Mr. Friedman and received property management fees of $15,000 in 2003 from these properties.

Tarragon provides asset and property management services for certain properties owned by partnerships and joint ventures accounted for by the equity method. Tarragon received management fees of $1.7 million in 2005, $1.5 million in 2004, and $1.7 million in 2003 from these properties and recognized as income $442,000, $374,000, and $414,000 for the portion of the fee allocable to our joint venture partners. The remaining portion of the fees was treated as a return of our investment.

Tarragon's partners in Ansonia Apartments, L.P. and Tarragon Calistoga, L.L.C. include certain directors and officers of Tarragon.

In 2003, Tarragon recognized as interest income $678,000 on advances to One Las Olas, Ltd., a partnership that we accounted for on the equity method until January 1, 2004. The income recognized was the portion of the interest allocable to our partners. The remainder of the interest was treated as a reduction of project costs of Las Olas River House.

Tarragon recognized income of $61,000 in 2004 and $291,000 in 2003 in connection with development and construction of one of our homebuilding projects in which outside partners hold an interest. The income represents the portion of a manager's fee allocable to the outside partners' interest.

Notes to Consolidated Financial Statements *(continued)*

NOTE 10. INCOME TAXES

The provision for income taxes consists of the following:

For the Years Ended December 31,	2005	2004	2003[1]
Current:			
Federal	$32,678	$ 925	$—
State	(2,208)	600	—
	30,470	1,525	—
Deferred:			
Federal	49,689	13,510	—
State	9,385	—	—
	59,074	13,510	—
Income tax expense	$89,544	$15,035	$—

(1) No current or deferred income tax expense was recognized in 2003 due to the application of net operating loss carryforwards.

Income taxes payable consists of the following:

December 31,	2005	2004
Current	$ 9,223	$ 1,524
Deferred	71,793	12,720
Income taxes payable	$81,016	$14,244

A reconciliation of computed income taxes to actual income taxes follows:

For the Years Ended December 31,	2005	2004	2003
Income from continuing operations before taxes	$165,148	$40,748	$ 8,487
Statutory Federal income tax rate	35%	35%	34%
Income taxes at statutory rate	57,802	14,262	2,886
State income taxes, net of Federal benefit	5,080	1,429	293
Adjustment to correct deferred tax liabilities	—	2,112	—
Other	(43)	(581)	23
Change in valuation allowance	—	(9,822)	(3,202)
Income tax provision	$ 62,839	$ 7,400	$ —

The following table discloses the components of the deferred tax amounts at December 31, 2005 and 2004:

December 31,	**2005**	2004
Deferred tax assets—temporary differences:		
Equity in income of partnerships and joint ventures	**$ 6,298**	$ 2,309
Allowance for losses	**623**	7
Prepaid rent	**101**	29
Deferred revenue	**2,040**	237
Accrued benefits	**1,899**	420
Accrued settlements and other	**560**	—
Stock-based awards	**461**	117
Other	**5**	97
Total deferred tax assets—temporary differences	**11,987**	3,216
Alternative minimum tax credit carryforward	**—**	1,594
Net operating loss carryforward	**—**	2,437
Total deferred tax assets	**11,987**	7,247
Deferred tax liabilities—temporary differences:		
Distributions from partnerships and joint ventures in excess of basis	**39,318**	10,179
Investments in partnerships and joint ventures	**37,308**	6,973
Real estate	**6,153**	2,815
Prepaid insurance	**720**	—
Straight-line rent	**281**	—
Total deferred tax liabilities	**83,780**	19,967
Net deferred tax liabilities	**$(71,793)**	$(12,720)

In 2004, our provision for income taxes is net of the reversal of a valuation allowance against net deferred tax assets of $9.8 million. The valuation allowance from December 31, 2003, was reversed during the second quarter of 2004 as it was determined that realization of our deferred tax asset was more likely than not.

NOTE 11. RENTALS UNDER OPERATING LEASES

Tarragon's rental operations include the leasing of office buildings and shopping centers subject to leases with terms greater than one year. The leases thereon expire at various dates through 2020. The following is a schedule of future minimum rentals to be received on non-cancelable operating leases as of December 31, 2005:

2006	$ 7,307
2007	6,496
2008	5,214
2009	4,519
2010	3,459
Thereafter	2,496
	$29,491

Notes to Consolidated Financial Statements *(continued)*

NOTE 12. COMMITMENTS AND CONTINGENCIES

In April 2003, in connection with the renovations at Pine Crest Village at Victoria Park, our contractor inadvertently disturbed asbestos-containing materials. These actions have been under investigation by the Environmental Protection Agency, the United States Attorney for the Southern District of Florida and a federal grand jury for possible violations of federal criminal laws. We are currently engaged in discussions with the United States Attorney concerning a possible resolution of this matter that would involve the imposition of fines and a felony criminal plea. At December 31, 2005, we have accrued a $1 million loss contingency for the estimated fines. This accrual is included in other liabilities in the accompanying Consolidated Balance Sheets. In addition, one current and one former employee of Tarragon with oversight responsibility for the Pine Crest condominium conversion have received written notices from the United States Attorney advising them that they are a target of the grand jury's criminal investigation. We have incurred legal and other professional fees and costs of relocation of residents in connection with this matter of $468,000 to date. Remediation has been completed at a cost of approximately $795,000.

In December 2004, we were notified by our general liability insurer that it was withdrawing coverage for Orlando Central Park Tarragon, L.L.C, one of our subsidiaries, in connection with a negligence action pending in state court in Florida for personal injuries and damages allegedly suffered by the plaintiff as a result of the use by the outside property management company of an insecticide at the property. The extent of the property owner's liability for the plaintiff's claims is unknown at this time.

We are also party to various other claims and routine litigation arising in the ordinary course of business. We do not believe that the results of such claims and litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position, or results of operations.

The following is a schedule of future minimum lease payments due on leases for equipment and office space occupied by us that expire at various dates through 2016.

	Office Space and Equipment
2006	$1,143
2007	1,100
2008	1,089
2009	604
2010	337
Thereafter	1,555
	$5,828

NOTE 13. ASSETS HELD FOR SALE

In March 2005, our board of directors approved a plan to divest substantially all of our Investment Division properties. Pursuant to this plan, we sold 15 properties and contributed our interests in 11 properties to an unconsolidated partnership during 2005. The remaining Investment Division properties we intend to sell are classified as assets held for sale as of December 31, 2005, and their results of operations, along with the results of operations of the 15 properties sold, are presented in discontinued operations.

Assets held for sale and liabilities related to assets held for sale in the accompanying Consolidated Balance Sheets include the following:

December 31,	**2005**	2004
Real estate (net of accumulated depreciation of $26,853 in 2005 and $3,257 in 2004)	**$60,713**	$21,358
Other assets, net	**2,808**	512
	$63,521	$21,870
Notes and interest payable	**$52,641**	$20,529
Other liabilities	**2,030**	135
	$54,671	$20,664

The December 31, 2005, amounts include balances related to five apartment communities and nine commercial properties we either have under contract of sale or are actively marketing for sale. The December 31, 2004, amounts include balances related to an apartment community sold in January 2005.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," operating results for properties sold or for which we have implemented plans of disposal have been reported in discontinued operations. Discontinued operations for the years ended December 31, 2005, 2004, and 2003 include the operations of properties sold since the beginning of 2003 and 14 properties held for sale as of December 31, 2005, which were previously reported in the Investment Division. The results of these operations were as follows:

For the Years Ended December 31,	**2005**	2004	2003
Rental revenue	**$ 26,431**	$ 38,078	$ 39,803
Property operating expenses	**(15,512)**	(20,760)	(23,035)
Interest expense	**(6,408)**	(8,519)	(8,471)
Depreciation expense	**(211)**	(7,390)	(8,708)
Impairment charges	**(1,438)**	(400)	—
Income (loss) from operations before income taxes	**2,862**	1,009	(411)
Income tax expense	**(1,089)**	(599)	—
Income (loss) from operations	**$ 1,773**	$ 410	$ (411)
Gain on sale of real estate before income taxes	**67,326**	17,988	23,118
Income tax expense	**(25,617)**	(7,038)	—
Gain on sale of real estate	**$ 41,709**	$ 10,950	$ 23,118

In 2005, we recorded a total of $1.4 million in impairment charges to reduce the carrying value of four properties in our Investment Division after entering into contracts for sale, reducing their carrying value to equal the sales value. In 2004, we recorded an impairment charge of $400,000 to the carrying value of a shopping center in our Investment Division after determining its value had been impaired.

NOTE 14. SEGMENT REPORTING

Our business is divided into two principal segments—homebuilding and the operation of our investment portfolio. Our Homebuilding Division is the main focus of our business in terms of financial and human capital. Our activities in the Homebuilding Division encompass condominium conversions of existing apartment communities, the development of townhomes and new mid-rise or high-rise condominiums for sale to residents, land development and sale, and development of new rental properties, primarily apartment communities. Funds generated by the operation, sale, or refinancing of properties in the investment portfolio support our overhead and finance our homebuilding activities. As discussed in NOTE 13. "ASSETS HELD FOR SALE," in March 2005, our board of directors approved a strategic plan to divest a substantial portion of our Investment Division properties. Pursuant to this plan, we sold 15 properties during 2005 and have 14 properties classified as held for sale at December 31, 2005.

Homebuilding. Our active for-sale communities at December 31, 2005, include the following:

Community	Location	Remaining Homes or Home Sites
High- and mid-rise developments:		
1100 Adams	Hoboken, NJ	76
900 Monroe[2]	Hoboken, NJ	125
Alta Mar	Ft. Meyers, FL	131[1]
Block 88	Hoboken, NJ	220
Block 99[2]	Hoboken, NJ	217
The Exchange	Ft. Lauderdale, FL	87
Las Olas River House	Ft. Lauderdale, FL	40[1]
One Hudson Park	Edgewater, NJ	168
Trio	Palisades Park, NJ	196
XII Hundred Grand[2],[3]	Hoboken, NJ	—[1]
XIII Hundred Grand[2],[3]	Hoboken, NJ	—[1]
		1,260
Condominium and townhome conversions:		
210 Watermark	Bradenton, FL	216
5600 Collins Avenue	Miami Beach, FL	6
Bermuda Island	Naples, FL	360
Bishops Court at Windsor Parke	Jacksonville, FL	324
The Bordeaux	Orlando, FL	96
Central Park at Lee Vista	Orlando, FL	210
Georgetown at Celebration[3]	Celebration, FL	—
Cordoba Beach Park	Tampa, FL	97
The Grande[2]	Orlando, FL	1
The Hamptons[2]	Orlando, FL	102
Knightsbridge at Stoneybrooke	Orlando, FL	396
Lofts on Post Oak[2]	Houston, TX	316
Madison at Park West	Charleston, SC	244
Mirabella	Jacksonville, FL	400
Monterra at Bonita Springs	Bonita Springs, FL	244
Montreux at Deerwood Lake	Jacksonville, FL	237
Oxford Place	Tampa, FL	298

Community	Location	Remaining Homes or Home Sites
Condominium and townhome conversions: *(continued)*		
The Quarter at Ybor City	Ybor City, FL	247
Southampton Pointe	Mt. Pleasant, SC	146
The Tradition at Palm Aire	Sarasota, FL	248
Twelve Oaks at Fenwick Plantation	Charleston, SC	216
Via Lugano	Boynton Beach, FL	364
Vista Grande	Tampa, FL	378
Waterstreet at Celebration	Celebration, FL	1
Yacht Club on the Intracoastal	Hypoluxo, FL	3
		5,150
Townhome and traditional new developments:		
Orchid Grove[2]	Pompano Beach, FL	481
Venetian Bay Village III	Kissimmee, FL	2
The Villas at Seven Dwarfs Lane	Orlando, FL	256
Warwick Grove	Warwick, NY	196
		935
Land development:		
Alexandria Pointe	Deland, FL	84
Belle Park	Nashville, TN	21
Lincoln Pointe	Aventura, FL	460
Southridge Pointe	Deland, FL	18
Woods of Lake Helen	Lake Helen, FL	70
Woods at Southridge	Deland, FL	8
		661
		8,006

(1) We have recognized revenue from the sale of 131 homes for Alta Mar and 251 homes for Las Olas River House (of which 247 units have been delivered), 159 and 118, respectively, for XII Hundred Grand and XIII Hundred Grand (all of which have been delivered) under the percentage-of-completion method as of December 31, 2005.

(2) Unconsolidated property.

(3) Although all residential units have been delivered to buyers, these projects are still categorized as active projects because they have unsold commercial spaces, garages, or storage units as of December 31, 2005.

Also included in the Homebuilding Division are rental communities under development or in initial lease-up and land held for development or sale. We had apartment communities with 860 units in lease-up and/or under construction at December 31, 2005.

We measure the performance of our Homebuilding Division primarily by gross profit from home sales. In 2003, home sales included inter-divisional sales, which represents the transfer of properties between segments. The sale prices for these properties were their estimated fair market values as of the date of transfer, and the cost of sales was their net carrying values as of the same date. Gains on transfers of assets between segments do not represent gains recognizable in accordance with GAAP and, accordingly, are eliminated for purposes of consolidated reporting. In 2004, we began to transfer properties between divisions at cost, and we no longer report intercompany sales.

Notes to Consolidated Financial Statements *(continued)*

Investment. This division includes properties with stabilized operations. We consider a property stabilized when development or renovation is substantially complete and recurring operating income exceeds operating expenses and debt service. At December 31, 2005, our Investment Division had 2,733 consolidated stabilized apartments and 6,044 stabilized apartments owned through an unconsolidated partnership. It also had consolidated commercial properties with 884,000 square feet and one commercial property owned through an unconsolidated joint venture with 62,000 square feet. The results of operations of five consolidated apartment communities with 948 units and nine consolidated commercial properties with 782,000 square feet that are held for sale have been presented in discontinued operations in the accompanying Consolidated Statements of Income.

We use net operating income to measure the performance of our Investment Division. Net operating income is defined as rental revenue less property operating expenses. We believe net operating income is an important supplemental measure of operating performance of our investment properties because it provides a measure of the core operations of the properties. Additionally, we believe that net operating income, as defined, is a widely accepted measure of comparative operating performance in the real estate investment community. We believe that net income is the most directly comparable GAAP measure to net operating income. The operating statements for the Investment Division present reconciliations of Investment Division net operating income to Investment Division income before taxes.

We allocate our general and administrative expenses between the segments based on the functions of the corporate departments. We allocate other corporate items, including interest income, management fee and other revenue, and minority interests in income of consolidated partnerships and joint ventures, that are not directly associated with one of our divisions in the same proportions as general and administrative expenses are allocated. Income tax expense and liabilities are not allocated between the divisions. Income tax liabilities totaled $81 million at December 31, 2005, and $14.2 million at December 31, 2004.

Following are operating statements and balance sheets for our two divisions and net operating income for our Investment Division. In our segment operating statements, we do not distinguish between consolidated and unconsolidated properties. We have provided a reconciliation of segment revenue to consolidated revenue below.

HOMEBUILDING DIVISION

Operating Statements

For the Years Ended December 31,	2005		2004		2003	
Homebuilding sales	**$ 735,528**	**100%**	$ 315,496	100%	$ 298,571	100%
Cost of homebuilding sales[1]	**(555,858)**	**(76)%**	(240,960)	(76)%	(246,309)	(82)%
Gross profit on homebuilding sales	**179,670**	**24%**	74,536	24%	52,262	18%
Minority interests in homebuilding sales of consolidated partnerships and joint ventures	**(2,093)**	**—**	(2,822)	(1)%	(409)	—
Outside partners' interests in homebuilding sales of unconsolidated partnerships and joint ventures	**(34,436)**	**(5)%**	(14,664)	(5)%	(3,887)	(1)%
Outside partners' interest in intercompany sales of unconsolidated partnerships and joint ventures	**—**	**—**	—	—	(3,988)	(1)%
Overhead costs associated with investment in joint ventures	**(1,404)**	**—**	—	—	—	—
Performance-based compensation related to projects of unconsolidated partnerships and joint ventures	**(2,757)**	**—**	—	—	—	—
Additional costs attributable to profits recognized by the investment division on intercompany sales	**(2,363)**	**—**	(6,701)	(2)%	(5,640)	(2)%
	136,617	**19%**	50,349	16%	38,338	14%
Other income and expenses:						
Net income (loss) from rental operations	**794**	**—**	(2,027)	(1)%	(6,069)	(2)%
Mortgage banking net income	**457**	**—**	—	—	—	—
General and administrative expenses	**(16,229)**	**(2)%**	(14,341)	(5)%	(11,500)	(4)%
Other corporate items	**550**	**—**	1,289	—	1,896	1%
Prepayment penalty on early retirement of debt in connection with condominium conversion	**—**	**—**	—	—	(3,117)	(1)%
Impairment charges	**—**	**—**	(733)	—	(313)	—
Gain on sale of real estate or disposition of other assets	**1,979**	**—**	2,048	1%	—	—
Provision for loss contingency	**(1,000)**	**—**	—	—	—	—
Income before taxes	**$ 123,168**	**17%**	$ 36,585	11%	$ 19,235	8%

(1) Cost of homebuilding sales includes marketing and advertising of for-sale communities, salaries, and office costs related to personnel directly involved in acquiring, managing, and accounting for for-sale communities, as well as land, construction costs, architectural and engineering fees, and capitalized interest.

Notes to Consolidated Financial Statements *(continued)*

HOMEBUILDING DIVISION

Balance Sheets

December 31,	2005	2004
Assets		
Homebuilding inventory[1]	$ 1,079,811	$287,873
Real estate held for investment	71,022	42,446
Contracts receivable	49,745	99,744
Investments in partnerships and joint ventures	79,173	44,217
Cash and cash equivalents	36,638	20,136
Restricted cash	18,846	23,757
Other assets	56,745	29,600
	$ 1,391,980	$547,773
Liabilities and Equity		
Notes and interest payable	$ 768,345	$237,358
Other liabilities	78,416	55,997
	846,761	293,355
Minority interest	3,309	11,259
Equity	541,910	243,159
	$ 1,391,980	$547,773

(1) Prior to 2004, the Homebuilding Division recognized profits on properties it transferred to the Investment Division upon completion and stabilization. In 2004, we began to transfer properties between divisions at cost. In 2005, nine properties were transferred from the Investment Division to the Homebuilding Division for conversion and sale as condominium homes. Homebuilding inventory of the Homebuilding Division includes $24.7 million of additional basis as of December 31, 2005, and $519,000 as of December 31, 2004, related to these profits from transfers prior to 2004.

INVESTMENT DIVISION

Operating Statements

For the Years Ended December 31,	2005		2004		2003	
Rental revenue	**$114,870**	**100%**	$135,605	100%	$124,174	100%
Property operating expenses	**(60,664)**	**(53)%**	(70,106)	(52)%	(65,185)	(52)%
Net operating income	**54,206**	**47%**	65,499	48%	58,989	48%
Net gain on sale of real estate	**63,971**		20,592		21,384	
Distributions from unconsolidated partnerships and joint ventures in excess of investment	**65,043**		6,529		9,819	
Deferred equity in (income) loss of unconsolidated partnerships and joint ventures	**15,266**		(724)		(699)	
Minority interests in income of consolidated partnerships and joint ventures	**(178)**		(847)		(1,770)	
Elimination of management and other fees paid to Tarragon by unconsolidated partnerships and joint ventures	**1,473**		1,456		1,525	
Outside partners' interests in (income) losses of unconsolidated partnerships and joint ventures	**1,628**		(576)		614	
General and administrative expenses (including investment banking advisory fees of $2,375 for the year ended December 31, 2005)	**(9,858)**		(6,425)		(5,426)	
Other corporate items	**1,175**		644		693	
Impairment charges	**(3,066)**		(1,812)		—	
Loss on early extinguishment of debt	**(9,354)**		—		—	
Litigation settlement	**(214)**		—		—	
Interest expense (including $7,153 of interest and premium associated with the conversion of convertible debt for the year ended December 31, 2005, and includes $16,954 of prepayment penalties and the write-off of deferred borrowing costs in connection with Ansonia's November 2005 refinance of 23 properties)	**(57,911)**		(39,784)		(36,422)	
Depreciation expense	**(18,877)**		(31,074)		(29,884)	
Income before taxes	**$103,304**		$13,478		$18,823	

Notes to Consolidated Financial Statements *(continued)*

INVESTMENT DIVISION

Balance Sheets

December 31,	2005	2004
Assets		
Real estate held for investment[1]	**$ 53,749**	$487,173
Assets held for sale[1]	**71,100**	21,870
Investments in partnerships and joint ventures	**26,250**	36,961
Cash and cash equivalents	**1,989**	1,930
Restricted cash	**2,984**	6,453
Other assets	**5,979**	17,469
	$162,051	$571,856
Liabilities and Deficit		
Notes and interest payable	**$137,982**	$532,889
Liabilities related to assets held for sale	**54,670**	20,664
Other liabilities	**10,213**	13,693
	202,865	567,246
Minority interest	**11,094**	14,489
Deficit[2]	**(51,908)**	(9,879)
	$162,051	$571,856

(1) Prior to 2004, the Homebuilding Division recognized profits on properties it transferred to the Investment Division upon completion and stabilization. In 2004, we began to transfer properties between divisions at cost. Real estate held for investment includes $2.6 million of additional basis as of December 31, 2005, and $40.4 million as of December 31, 2004, related to these profits from transfers prior to 2004. Assets held for sale include $7.6 million of additional basis as of December 31, 2005, related to these profits from transfers prior to 2004.

(2) The Investment Division's deficit is the result of distributions to the parent company exceeding accumulated divisional earnings.

For the Years Ended December 31,	2005		2004		2003	
Investment division net operating income:						
Rental revenue						
Same store stabilized apartment communities	**$ 65,675**	**100%**	$ 63,772	100%	$ 63,034	100%
Apartment communities stabilized during period	**4,580**	**100%**	4,717	100%	1,520	100%
Apartment communities targeted for condominium conversion in 2005	**14,726**	**100%**	26,907	100%	21,449	100%
Apartment communities acquired during period	**5,697**	**100%**	1,017	100%	—	—
Apartment communities targeted for reposition in 2003	**1,602**	**100%**	1,153	100%	1,282	100%
Apartment communities sold during period	**8,502**	**100%**	22,280	100%	22,555	100%
Commercial properties	**14,088**	**100%**	15,759	100%	14,334	100%
	114,870	**100%**	135,605	100%	124,174	100%
Property operating expenses						
Same store stabilized apartment communities	**(33,969)**	**(52)%**	(33,178)	(52)%	(33,312)	(53)%
Apartment communities stabilized during period	**(1,704)**	**(37)%**	(1,842)	(39)%	(706)	(46)%
Apartment communities targeted for condominium conversion in 2005	**(7,076)**	**(48)%**	(12,385)	(46)%	(10,412)	(49)%
Apartment communities acquired during period	**(3,396)**	**(60)%**	(674)	(66)%	—	—
Apartment communities targeted for reposition in 2003	**(1,176)**	**(73)%**	(1,020)	(88)%	(1,113)	(87)%
Apartment communities sold during period	**(5,830)**	**(69)%**	(13,006)	(58)%	(12,906)	(57)%
Commercial properties	**(7,513)**	**(53)%**	(8,001)	(51)%	(6,736)	(47)%
	(60,664)	**(53)%**	(70,106)	(52)%	(65,185)	(52)%
Net operating income						
Same store stabilized apartment communities	**31,706**	**48%**	30,594	48%	29,722	47%
Apartment communities stabilized during period	**2,876**	**63%**	2,875	61%	814	54%
Apartment communities targeted for condominium conversion in 2005	**7,650**	**52%**	14,522	54%	11,037	51%
Apartment communities acquired during period	**2,301**	**40%**	343	34%	—	—
Apartment communities targeted for reposition in 2003	**426**	**27%**	133	12%	169	13%
Apartment communities sold during period	**2,672**	**31%**	9,274	42%	9,649	43%
Commercial properties	**6,575**	**47%**	7,758	49%	7,598	53%
	$ 54,206	**47%**	$ 65,499	48%	$ 58,989	48%

Notes to Consolidated Financial Statements *(continued)*

For the Years Ended December 31,	2005	2004	2003
Reconciliation of divisional revenues to consolidated revenue:			
Homebuilding division total revenue	**$ 735,528**	$315,496	$ 298,571
Less homebuilding revenue from intercompany sales	**—**	—	(144,709)
Less homebuilding sales revenue of unconsolidated partnerships and joint ventures	**(230,806)**	(95,031)	(97,583)
Add management fee and other revenue included in other corporate items	**278**	633	724
Add rental revenue from homebuilding properties presented in net income (loss) from rental operations[1]	**13,767**	1,625	11,149
Less rental revenue of unconsolidated partnerships and joint ventures	**—**	(6)	(4,626)
Homebuilding division contribution to consolidated revenue	**518,767**	222,717	63,526
Investment division rental revenue	**114,870**	135,605	124,174
Less investment division rental revenue presented in discontinued operations	**(26,431)**	(38,078)	(39,803)
Add management fee and other revenue included in other corporate items	**451**	194	197
Less rental revenue of unconsolidated partnerships and joint ventures	**(35,723)**	(37,574)	(42,908)
Investment division contribution to consolidated revenue	**53,167**	60,147	41,660
Consolidated total revenue	**$ 571,934**	$282,864	$ 105,186
Reconciliation of divisional net income to consolidated net income:			
Homebuilding division net income before taxes	**$ 123,168**	$ 36,585	$ 19,235
Less homebuilding division profit from intercompany sales	**—**	—	(18,225)
Add additional costs attributable to profits recognized by investment division on intercompany sales[2]	**2,363**	6,701	5,640
Add depreciation on higher basis resulting from intercompany sales	**—**	30	104
Homebuilding division contribution to consolidated net income	**125,531**	43,316	6,754
Investment division income before taxes	**103,304**	13,478	18,823
Less investment division gain on intercompany sales	**—**	—	(2,885)
Add reduction to investment division gain on sale of real estate for profit previously recognized by homebuilding division[3]	**4,885**	—	5,844
Add depreciation on higher basis resulting from intercompany sales[3]	**1,615**	2,949	2,658
Investment division contribution to consolidated net income	**109,804**	16,427	24,440
Income tax expense	**(89,544)**	(15,035)	—
Consolidated net income	**$ 145,791**	$ 44,708	$ 31,194

(1) Rental revenue generated by properties transferred from the Investment Division to the Homebuilding Division for conversion to condominiums and properties developed by the Homebuilding Division in lease-up.

(2) Prior to 2004, the Investment Division recognized gains on transfers of properties to the Homebuilding Division for conversion and sale as condominium homes. Beginning in 2004, properties are transferred between divisions at cost.

(3) Prior to 2004, the Homebuilding Division recognized profits on properties it transferred to the Investment Division upon completion and stabilization. Beginning in 2004, properties are transferred between divisions at cost.

December 31,	2005	2004
Reconciliation of divisional total assets to consolidated total assets:		
Homebuilding division total assets	$1,391,980	$ 547,773
Investment division total assets	162,051	571,856
	1,554,031	1,119,629
Less higher basis resulting from intercompany sales[1]	(61,178)	(74,029)
Add goodwill	2,691	2,691
Consolidated total assets	$1,495,544	$ 1,048,291

(1) Prior to 2004, both divisions recognized gains on transfers of properties between divisions. Beginning in 2004, properties are transferred between divisions at cost.

NOTE 15. QUARTERLY RESULTS OF OPERATIONS

The following is a tabulation of the quarterly results of operations for the years ended December 31, 2005 and 2004 (unaudited). The quarterly results of operations have been restated to present the operating results of 20 properties sold in 2005 and 2004 and 14 properties held for sale at December 31, 2005, in discontinued operations in accordance with SFAS No. 144. In the fourth quarter of 2004, we made an adjustment to deferred tax liabilities, which increased income tax expense by approximately $2.1 million.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005				
Revenue	$ 80,744	$ 86,513	$ 261,026	$ 143,651
Expenses	(66,274)	(75,654)	(213,449)	(112,274)
Other income and expenses:				
Equity in income of partnerships and joint ventures	8,430	8,239	10,819	69,807
Minority interests in income of consolidated partnerships and joint ventures	(836)	(509)	(652)	(567)
Interest income	142	157	219	477
Interest expense	(5,439)	(5,499)	(12,438)	(4,425)
Gain on sale of real estate	2,229	342	50	1,187
Loss on disposition of other assets	—	—	(300)	—
Loss on early extinguishment of debt	—	—	—	(9,354)
Litigation, settlements, and other claims	—	—	—	(1,214)
Income from continuing operations before income taxes	18,996	13,589	45,275	87,288
Income tax expense	(7,348)	(5,166)	(17,106)	(33,219)
Income from continuing operations	11,648	8,423	28,169	54,069
Discontinued operations, net of income taxes				
Income (loss) from operations	972	636	(152)	317
Gain on sale of real estate	8,986	—	22,437	10,285
Net income	21,606	9,059	50,454	64,671
Dividends on cumulative preferred stock	(224)	(225)	(225)	(225)
Net income allocable to common stockholders	$ 21,382	$ 8,834	$ 50,229	$ 64,446

Notes to Consolidated Financial Statements *(continued)*

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005				
Earnings per common share—basic				
Income from continuing operations allocable to common stockholders	$ .48	$ .34	$ 1.06	$ 1.87
Discontinued operations	.42	.03	.85	.37
Net income allocable to common stockholders	$ .90	$ .37	$ 1.91	$ 2.24
Earnings per common share—assuming dilution				
Income from continuing operations allocable to common stockholders	$ .39	$ .28	$ 1.01	$ 1.68
Discontinued operations	.31	.02	.69	.33
Net income allocable to common stockholders	$ .70	$ .30	$ 1.70	$ 2.01
2004				
Revenue	$ 51,459	$ 57,621	$ 72,398	$ 101,386
Expenses	(45,950)	(48,865)	(60,972)	(87,599)
Other income and expenses:				
Equity in income (loss) of partnerships and joint ventures	787	5,023	(97)	15,817
Minority interests in (income) loss of consolidated partnerships and joint ventures	(1,603)	(1,886)	(397)	68
Interest income	326	87	164	151
Interest expense	(4,221)	(4,318)	(4,646)	(6,188)
Gain on sale of real estate	378	—	—	—
Gain on disposition of other assets	377	1,698	—	—
Litigation, settlements, and other claims	—	—	—	(250)
Income from continuing operations before income taxes	1,553	9,360	6,450	23,385
Income tax (expense) benefit	—	5,032	(2,632)	(9,800)
Income from continuing operations	1,553	14,392	3,818	13,585
Discontinued operations, net of income taxes				
Income (loss) from operations	392	117	76	(175)
Gain on sale of real estate	—	2,666	—	8,284
Net income	1,945	17,175	3,894	21,694
Dividends on cumulative preferred stock	(226)	(226)	(226)	(226)
Net income allocable to common stockholders	$ 1,719	$ 16,949	$ 3,668	$ 21,468
Earnings per common share—basic				
Income from continuing operations allocable to common stockholders	$ .06	$ .63	$ .16	$ .58
Discontinued operations	.02	.12	—	.35
Net income allocable to common stockholders	$ .08	$ .75	$ .16	$ .93
Earnings per common share—assuming dilution				
Income from continuing operations allocable to common stockholders	$ .05	$ .55	$ .14	$ .46
Discontinued operations	.02	.11	—	.26
Net income allocable to common stockholders	$ .07	$ .66	$ .14	$ .72

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of Tarragon Corporation

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting," that Tarragon Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Tarragon Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005, and our report dated March 15, 2006 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP

Dallas, Texas
March 15, 2006

Directors & Officers

BOARD OF DIRECTORS

Willie K. Davis
Director (Independent)

Richard S. Frary
Director (Affiliated)
Founder and President, Tallwood Associates, Inc.; Trustee, Johns Hopkins University; and Director, Newkirk Realty Trust, Inc.

William S. Friedman
Director (Affiliated)
Chief Executive Officer and Chairman of the Board of Directors of Tarragon Corporation

Lance Liebman
Director (Independent)
William S. Beinecke Professor of Law, Columbia Law School; Director, Parker School of Foreign and Comparative Law; Director, American Law Institute; Director, Greater New York Insurance Co.; Director, Brookfield Financial Properties, Inc.; Director, Brookfield Asset Management; and Attorney at Law

Robert C. Rohdie
Director (Affiliated)
President and Chief Executive Officer of Tarragon Development Corporation, a wholly-owned subsidiary of Tarragon Corporation

Robert P. Rothenberg
Director (Affiliated)
President and Chief Operating Officer of Tarragon Corporation

Lawrence G. Schafran
Director (Independent)
Managing Partner, Providence Capital Partners, LLC; Managing Director, Providence Capital, Inc.; Director, PubliCARD, Inc.; Director, WorldSpace, Inc.

Raymond V.J. Schrag
Director (Independent)
Attorney at Law

Martha E. Stark
Director (Independent)
Finance Commissioner, City of New York; and Attorney at Law

Carl B. Weisbrod
Director (Independent)
President, Trinity Real Estate; and Trustee, Ford Foundation

EXECUTIVE OFFICERS

William S. Friedman
Chief Executive Officer

Kathryn Mansfield
Executive Vice President, Secretary and General Counsel

Todd C. Minor
Executive Vice President and Treasurer

Erin D. Pickens
Executive Vice President and Chief Financial Officer

Robert C. Rohdie
President and Chief Executive Officer, Tarragon Development Corporation

Robert P. Rothenberg
President and Chief Operating Officer

Charles Rubenstein
Executive Vice President and Chief Real Estate Counsel

Corporate Information

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
Dallas, Texas

LEGAL COUNSEL

Jones Day
Dallas, Texas

TRANSFER AGENT & REGISTRAR

American Stock Transfer
& Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(212) 936-5100

FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to stockholders, without exhibits and without charge, upon written request to:

INVESTOR RELATIONS

Alan Oshiki
Broadgate Consultants, LLC
48 Wall Street
New York, NY 10005
(212) 232-2222


RATION [TARR]
TARRAGON CORPORATION
NASDAQ Listed [TARR]
08:37:18
NASDAQ

NASDAQ opening bell, June 13, 2005.

STOCK TRADING INFORMATION

The Company's common stock is listed on the Nasdaq National Market® and is traded under the symbol TARR. The CUSIP Number is 876287103.

ADJUSTED QUARTERLY STOCK PRICE INFORMATION

The following table sets forth the adjusted high and low bid quotations of the Company's common stock for the periods indicated, all after giving retroactive effect to a three-for-two stock split in February 2005.

Quarter Ended	High	Low
March 31, 2006	$21.80	$17.80
December 31, 2005	22.00	17.46
September 30, 2005	27.74	17.40
June 30, 2005	25.34	17.35
March 31, 2005	24.95	11.90
December 31, 2004	12.20	8.60
September 30, 2004	10.08	8.27
June 30, 2004	10.00	8.53
March 31, 2004	10.19	8.67

As of March 31, 2006, the Company had approximately 5,500 stockholders including beneficial holders, and 28,432,387 shares of common stock outstanding.

Communications concerning lost certificates and changes of address should be directed to the Transfer Agent. For additional information on the Company, its finances and operations, please contact Investor Relations.

TARRAGON CORPORATION

423 WEST 55TH STREET NEW YORK NY 10019

212 949 5000 [illegible]